                                                                    EXHIBIT 4(d)



                              AMENDED AND RESTATED
                                CREDIT AGREEMENT

                                   DATED AS OF

                                 APRIL 13, 2001


                                      AMONG

                              TELEMIG CELULAR S.A.


                            THE LENDERS PARTY HERETO

                           BANCO ABN AMRO REAL, S.A.,
                               AS COLLATERAL AGENT

                                       AND

                               ABN AMRO BANK N.V.,
                             AS ADMINISTRATIVE AGENT



                                  $141,000,000



                    Zorro Milank, Tweed, Hadley & McCloy LLP
                                Washington, D.C.


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                                TABLE OF CONTENTS

                                                                          Page

ARTICLE I       DEFINITIONS

  SECTION 1.01. Defined Terms...............................................1
  SECTION 1.02. Terms Generally............................................15
  SECTION 1.03. Accounting Terms; GAAP.....................................15
  SECTION 1.04. Currency Conversion........................................16

ARTICLE II      THE CREDITS

  SECTION 2.01. The Commitments............................................16
  SECTION 2.02. Loans and Borrowings.......................................16
  SECTION 2.03. Request for Borrowing......................................16
  SECTION 2.04. Funding of Borrowings......................................17
  SECTION 2.05. Termination and Reduction of the Commitments...............17
  SECTION 2.06. Repayment of Loans; Evidence of Debt.......................18
  SECTION 2.07. Prepayment of Loans........................................19
  SECTION 2.08. Fees.......................................................19
  SECTION 2.09. Interest...................................................20
  SECTION 2.10. Alternate Rate of Interest.................................20
  SECTION 2.11. Increased Costs............................................21
  SECTION 2.12. Break Funding Payments.....................................22
  SECTION 2.13. Taxes......................................................22
  SECTION 2.14. Payments Generally; Pro Rata Treatment;
                Sharing of Set-offs........................................24
  SECTION 2.15. Mitigation Obligations; Replacement of Lenders.............25

ARTICLE III     REPRESENTATIONS AND WARRANTIES

  SECTION 3.01. Organization; Powers; Ownership of Share Capital...........26
  SECTION 3.02. Authorization; Enforceability..............................27
  SECTION 3.03. Governmental Approvals; No Conflicts.......................27
  SECTION 3.04. All Approvals in Place.....................................27
  SECTION 3.05. Financial Condition; No Material Adverse Change............27
  SECTION 3.06. Properties.................................................28
  SECTION 3.07. Litigation and Environmental Matters.......................28
  SECTION 3.08. Compliance with Laws and Agreements........................28
  SECTION 3.09. Taxes......................................................29
  SECTION 3.10. Disclosure.................................................29
  SECTION 3.11. Use of Credit..............................................29
  SECTION 3.12. Legal Form.................................................29
  SECTION 3.13. Ranking....................................................29
  SECTION 3.14. Commercial Activity; Absence of Immunity...................30
  SECTION 3.15. Investment Company.........................................30
  SECTION 3.16. Supply Contract............................................30
  SECTION 3.17. No Subsidiaries; No Partnership Obligations................30
  SECTION 3.18. Books and Records..........................................30
  SECTION 3.19. Mortgage...................................................30

ARTICLE IV      CONDITIONS

  SECTION 4.01. Original Effective Date....................................31
  SECTION 4.02. Amendment Effective Date...................................31

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  SECTION 4.03. Each Credit Event..........................................32

ARTICLE V       AFFIRMATIVE COVENANTS

  SECTION 5.01. Financial Statements and Other Information.................33
  SECTION 5.02. Notices of Material Events.................................35
  SECTION 5.03. Existence; Conduct of Business.............................35
  SECTION 5.04. Payment of Obligations.....................................35
  SECTION 5.05. Maintenance of Properties; Insurance.......................35
  SECTION 5.06. Books and Records; Inspection Rights.......................35
  SECTION 5.07. Compliance with Laws.......................................36
  SECTION 5.08. Use of Proceeds............................................36
  SECTION 5.09. Taxes......................................................36
  SECTION 5.10. Governmental Approvals.....................................36
  SECTION 5.11. Conduct of Business........................................37
  SECTION 5.12. Supply Contract; Organizational Documents..................37
  SECTION 5.13. Financial Covenants........................................37
  SECTION 5.14. Governmental Approvals.....................................37
  SECTION 5.15. Collateral Account.........................................38
  SECTION 5.16. Further Assurances.........................................38
  SECTION 5.17. Mortgage Deed..............................................38

ARTICLE VI      NEGATIVE COVENANTS

  SECTION 6.01. Indebtedness...............................................38
  SECTION 6.02. Liens......................................................39
  SECTION 6.03. Fundamental Changes........................................40
  SECTION 6.04. Investments, Etc.; Hedging Agreements......................41
  SECTION 6.05. Restricted Payments........................................42
  SECTION 6.06. Transactions with Affiliates...............................42

ARTICLE VII     EVENTS OF DEFAULT

ARTICLE VIII    THE AGENTS

  SECTION 8.01. Appointment................................................46
  SECTION 8.02. Rights as a Lender.........................................46
  SECTION 8.03. Duties and Obligations.....................................46
  SECTION 8.04. Reliance...................................................47
  SECTION 8.05. Use of Sub-Agents..........................................47
  SECTION 8.06. Resignation................................................47
  SECTION 8.07. Non-reliance...............................................47
  SECTION 8.08. Consent to Modification, etc...............................48

ARTICLE IX      MISCELLANEOUS

  SECTION 9.01. Notices....................................................48
  SECTION 9.02. Waivers; Amendments........................................49
  SECTION 9.03. Expenses; Indemnity; Damage Waiver.........................49
  SECTION 9.04. Successors and Assigns.....................................51
  SECTION 9.05. Survival...................................................53
  SECTION 9.06. Counterparts; Integration; Effectiveness...................53
  SECTION 9.07. Severability...............................................54
  SECTION 9.08. Right of Setoff............................................54
  SECTION 9.09. Governing Law; Jurisdiction; Service of Process; Etc.......54

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  SECTION 9.10. Waiver of Jury Trial.......................................55
  SECTION 9.11. No Immunity................................................55
  SECTION 9.12. Judgment Currency..........................................55
  SECTION 9.13. Use of English Language....................................56
  SECTION 9.14. Headings...................................................57
  SECTION 9.15. Treatment of Certain Information; Confidentiality..........57

SCHEDULE I      Commitments

EXHIBIT A.........Form of Assignment and Acceptance
EXHIBIT B.........Form of Process Agent Acceptance
EXHIBIT C.........Form of Promissory Note
EXHIBIT D.........Form of Borrowing Request
EXHIBIT E.........Form of Mortgage Deed


                                      E-45
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                      AMENDED AND RESTATED CREDIT AGREEMENT

                  AMENDED AND RESTATED CREDIT AGREEMENT dated as of April 3, 2001 among TELEMIG CELULAR, S.A., the LENDERS party hereto, BANCO ABN AMRO REAL S.A., as Collateral Agent and ABN AMRO BANK N.V., as Administrative Agent.

                  The Borrower (as hereinafter defined) and the EDC, as Lender, entered into the Credit Agreement dated as of July 8, 1999 (the "Original Credit Agreement"), pursuant to which the EDC, as Lender, provided financing for purchases made by the Borrower pursuant to the Supply Agreement.

                  The Borrower and the Lenders desire to amend and restate the Original Credit Agreement in its entirety in accordance with the terms hereof in connection with the Lenders making a Loan to the Borrower during the Additional Commitment Period. The Borrower has requested, and the Lenders have so agreed, that (i) the Lenders extend additional credit to it in order to finance purchases under the Supply Agreement and (ii) the terms and conditions of the Original Credit Agreement with respect to credit extended by the Lenders thereunder prior to the date hereof be superseded by the terms and conditions of this Agreement with respect to such credit.

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                   DEFINITIONS

                  SECTION 1.01. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

                  "ABR", when used in reference to any Loan or Borrowing, indicates that such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

                  "Additional Commitment" means, with respect to each Lender, the commitment, if any, of such Lender to make Loans hereunder, as such commitment may be (i) reduced from time to time pursuant to Section 2.05 and
(ii) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The initial amount of each Lender's Additional Commitment is set forth on Schedule I, or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Commitment, as applicable.

                  "Additional Commitment Period" means the period from and including the Amendment Effective Date and ending on the earlier of (i) the date one month after the Amendment Effective Date and (ii) the first date on which there is no unused Commitment.

                  "Adjusted LIBO Rate" means, with respect to any Borrowing for any Interest Period (or for any Default Interest Period for any overdue principal of or interest on any Loan or any other overdue amount under this Agreement or any other Loan Document), an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to (i) the LIBO Rate for such Interest Period (or Default Interest Period) multiplied by (ii) the Statutory Reserve Rate.

                  "Administrative Agent" means ABN AMRO Bank N.V., in its capacity as administrative agent for the Lenders hereunder.

                  "Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified; provided that, in any event, any Person that owns directly or indirectly, 50% (in the case of a Lender) or 20% (in the case of any other Person) or more of the securities having ordinary voting power for the election of directors or members of any other governing body of a corporation or a similar percentage or more of the partnership or other ownership interests of any other Person will be deemed for purposes of this definition to control such corporation or other Person. Notwithstanding the foregoing, (i) no individual shall be deemed to be an

Affiliate of a Person solely by reason of his or her being a director, member of any other governing body, committee member, officer or employee of such Person and (ii) each Shareholder and each of its Affiliates shall be deemed to be an Affiliate of the Borrower.

                  "Agents" means the Administrative Agent and the Collateral Agent.

                  "Alternate Base Rate" means, for any day, a rate per annum equal to the greater of (a) the Prime Rate in effect on such day and (b) the Federal Funds Effective Rate in effect on such day plus 0.5%. Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective from and including the effective date of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.

                  "Amendment Effective Date" has the meaning specified in
Section 4.02.

                  "ANATEL" means the Agencia Nacional de Telecomunicacoes, the regulatory agency for the telecommunications industry of Brazil.

                  "Annualized EBITDA" means, with respect to any fiscal quarter, the sum of (i) EBITDA for such fiscal quarter and (ii) EBITDA for the immediately preceding fiscal quarter, multiplied by two.

                  "Applicable Margin" means (i) with respect to any Eurodollar Loan, (A) prior to the Amendment Effective Date, 5.00% per annum and (B) on such date and thereafter, 4.875% per annum and (ii) with respect to any ABR Loan, (A) prior to the Amendment Effective Date, 3.00% per annum and (B) on such date and thereafter, 2.875% per annum.

                  "Applicable Percentage" means, with respect to any Lender, the percentage of the total unused Commitments and outstanding Loans hereunder represented by the aggregate amount of such Lender's unused Commitments and outstanding Loans hereunder.

                  "Approved Merger Candidates" means any of the following (but not its successors): the Parent, Tele Norte Celular Participacoes S.A., Teleamazon Celular S.A., Telepara Celular S.A., Telaima Celular S.A., Teleamapa Celular S.A. or Telma Celular S.A.

                  "Approved Tower Operator" means (i) an internationally recognized company that has for each of the last two years built, owned or operated at least 1,000 towers and transmission networks for wireless communications or broadcast transmission companies or (ii) a joint venture company whose charter or other governing documents provide the Borrower with the right to veto any of the following events: (a) the appointment of such company's chief executive officer, chief operating officer, chief financial officer or other senior manager of such company or (b) the incurrence by such company of any Indebtedness except to the extent such Indebtedness does not create any liability to the Borrower.

                  "Arranger" means, at any time, any party other than EDC and the Borrower signatory to the Arranger Participation Agreement.

                  "Arranger Participation Agreement" means the agreement dated as of the date hereof among the Arrangers, the Borrower and EDC, and each such Person's legal successors and permitted assigns.

                  "Assigned Affiliate Indebtedness" means, as of any date, the then-outstanding principal amount of Loans that have been assigned or in which a participation of a Lender or Arranger's interest has been made to the Borrower or any of the Borrower's Affiliates pursuant to Section 9.04(g).

                  "Assignment and Acceptance" means an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, substantially in the form of Exhibit A or any other form approved by the Administrative Agent.

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                  "Authorization" has the meaning assigned to such term in
Section 5.12.

                  "Average Conversion Factor" means, for any period, a fraction, the numerator of which is the sum of the PTAX 800 Rate for each day on which such rate is available in such period and the denominator of which is the number of days on which such rate was available in such period.

                  "BNDES" means Banco Nacional de Desenvolvimento Economico e Social-BNDES, the national development bank of Brazil.

                  "BNDES Financing" means any credit facility to be entered into by the Borrower and BNDES after July 8, 1999.

                  "Board" means the Board of Governors of the Federal Reserve System of the United States of America.

                  "Borrower" means Telemig Celular S.A. a sociedade anonima organized under the laws of Brazil.

                  "Borrowing" means Loans made or continued on the same date and as to which a single Interest Period is in effect.

                  "Borrowing Request" means a request by the Borrower for a Borrowing in accordance with Section 2.03.

                  "Business Day" means any day (i) that is not a Saturday, Sunday or other day on which commercial banks in New York City, Sao Paulo, Brazil or Belo Horizonte, Brazil are authorized or required by law to remain closed (with respect to Sao Paulo, Brazil and Belo Horizonte, Brazil, solely to the extent the Borrower provided notice to the Administrative Agent of the status of any such day as not a "Business Day" no later than the Interest Payment Date immediately preceding any such day) and (ii) on which transactions in dollar deposits are conducted in the London interbank market.

                  "Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

                  "Cash Equivalent" of any Person means any of the following, to the extent owned by such Person free and clear of all Liens:

                        (i) dollars and reais in specie form;

                        (ii) readily marketable, direct obligations of the
                  Government of the United States or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the Government of the United States, maturing within 90 days from the date of acquisition thereof;

                        (iii) readily marketable, direct obligations of the
                  Government of Brazil, the Central Bank or, if guaranteed by the full faith and credit of the Government of Brazil, any agency or instrumentality thereof, maturing within 90 days from the date of acquisition thereof;

                        (iv) investments in demand deposits, time deposits and
                  insured certificates of deposit maturing within 90 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any United States or Brazilian office of any commercial bank organized under the laws of the United States of America or any

                  State thereof or under the laws of Brazil which has a combined capital and surplus and undivided profits of not less than $500,000,000;

                        (v) investments in commercial paper maturing within 90
                  days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable for Brazil from Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies, Inc. or from Moody's Investors Services, Inc.;

                        (vi) fully collateralized repurchase agreements with a
                  term of not more than 90 days for securities described in clause (ii) of this definition and entered into with a financial institution satisfying the criteria described in clause (iv) of this definition; and

                        (vii) other investments in the ordinary course of the
                  business of such Person reasonably acceptable to the Administrative Agent (such acceptance not to be unreasonably withheld).

                  "CDI" shall mean the interest rate of Interbank Deposits ("ID") in Brazil, defined as the capitalized daily average of one day ID rates, calculated by the Central of Custody and Cash Settlement of Certificates and Bonds - CETIP, and published thereby on the Business Day immediately prior to the disbursement date of each relevant loan constituting a Parent Subordinated Indebtedness hereunder.

                  "Central Bank" means the Banco Central do Brasil, the central bank of Brazil.

                  "Change in Control" means the failure (for any reason whatsoever) of either (i) Telesystem International Wireless Inc. to maintain, directly or indirectly, ownership (beneficial and of record) of at least 25% of the voting shares of Telpart Participacoes S.A., (ii) Telesystem International Wireless Inc. and Opportunity Mem S.A. to collectively maintain, directly or indirectly, ownership (beneficial and of record) of at least 50% of the voting shares of Telpart Participacoes S.A., (iii) Telpart Participacoes S.A. to maintain, directly or indirectly, ownership (beneficial and of record) of at least 50% of the voting shares of the Parent plus one such share or actual Control of the Parent, or (iv) the Parent to maintain, directly or indirectly, ownership (beneficial and of record) of at least 50% of the voting shares of the Borrower plus one such share or actual Control of the Borrower.

                  "Change in Law" means (i) the adoption of any law, rule or regulation after July 8, 1999, (ii) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after July 8, 1999 or (iii) compliance by any Lender (or, for purposes of Section 2.11(b), by any lending office of such Lender or by such Lender's holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

                  "Collateral Account" means any real-denominated account established by the Administrative Agent and maintained with a financial institution in Brazil selected by the Borrower and reasonably acceptable to the Administrative Agent in the name of the Administrative Agent pursuant to Section 5.15.

                  "Collateral Agent" means Banco ABN AMRO Real S.A., in its capacity as collateral agent for the Lenders.

                  "Commitment" means the Original Commitment and the Additional Commitment.

                  "Concession" means the Concession granted on November 4, 1997 by the Ministry of Communications to the Borrower pursuant to the Concession Agreement No. 010\97-DOTC\SFO\MC for the Concession Area No. 4.

                  "Consolidated" means, with respect to the Borrower, the consolidation of the financial information of the Borrower and all of its Subsidiaries in accordance with the consolidation procedures of GAAP, without duplication.


                                      E-49
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                  "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

                  "Default" means any event or condition that constitutes an Event of Default or that upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

                  "Default Interest Period" means with respect to any overdue principal of or interest on any Loan or any other overdue amount hereunder, during any period while any Default set forth in clause (a) of Article VII has occurred and is continuing, each successive one-month period, provided that the first such period shall commence as of the date of the occurrence of such Default and each succeeding such period shall commence upon the expiry of the immediately preceding such period.

                  "Disbursement Date" means the date of Borrowing requested in the Borrowing Request submitted pursuant to Section 2.03(a), which shall be on or after the Amendment Effective Date.

                  "dollars" or "$" refers to lawful money of the United States of America.

                  "EBITDA" means, for any period, with respect to the Borrower and its Subsidiaries, (i) the sum of (A) the net income of the Borrower and its Subsidiaries for such period, (B) depreciation and amortization of the Borrower and its Subsidiaries for such period, (C) Interest Expense for such period, (D) all other non-cash expenses of the Borrower and its Subsidiaries accrued during such period, to the extent deducted in determining net income, (E) income tax expense of the Borrower and its Subsidiaries for such period, to the extent deducted in determining net income, minus non-cash gains of the Borrower and its Subsidiaries for such period, to the extent included in determining net income, all calculated in accordance with GAAP on a Consolidated basis, divided by (ii) the Average Conversion Factor for such period.

                  "EDC" means Export Development Corporation, a crown corporation of Canada, in its capacity as Lender.

                  "Environmental Law" means any and all laws relating to the environment, or to the health and safety of natural persons affected by the environment, or to emissions, discharges, transmissions, radiation, releases or threatened releases of pollutants, contaminants, chemicals into the environment (including into ambient air, soil, surface water, groundwater or land or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, recycling, disposal, transport or handling of pollutants, contaminants, chemicals, electromagnetic waves, toxic or hazardous substances or wastes.

                  "Environmental Liability" means, for any Person, any notice, claim, action (whether administrative, regulatory or judicial), suit, judgment, demand or other written communication by any other Person alleging or asserting such Person's liability for investigatory costs, cleanup costs, government response costs, damages to natural resources or other property, personal injuries, fines or penalties arising out of, based on or resulting from any fact, circumstance, condition or occurrence forming the basis of any violation, or alleged violation, of any Environmental Law; and shall include (i) any claim by any Governmental Authority for compliance with, or cleanup, removal, response, remediation or other action or damages pursuant to, any applicable Environmental Law and (ii) any claim by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief arising from alleged damage, injury or threat of damage or injury to the environment or to the health or safety of natural persons affected by any matter referred to in this definition.

                  "Equipment" means all hardware, software and spare parts purchased by the Borrower from the Supplier pursuant to the Supply Contract.

                  "Eurodollar", when used in reference to any Loan or Borrowing, indicates that such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

                  "Event of Default" has the meaning assigned to such term in
Article VII.


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                  "Excluded Taxes" means, with respect to the Administrative
Agent, any Lender, any Arranger or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder or under any other Loan Document, income or franchise taxes imposed on (or measured by) such recipient's net income by the United States of America, Brazil, Canada or by the jurisdiction under the laws of which it is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located and, in each case, any Governmental Authority thereof or therein.

                  "Facility Amount" means $141,000,000.

                  "Federal Funds Effective Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

                  "Financial Officer" means the chief financial officer, principal accounting officer, treasurer or controller of the Borrower.

                  "Foreign Lender" means any Lender that is organized under the laws of a jurisdiction other than Brazil. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

                  "GAAP" means generally accepted accounting principles in Brazil.

                  "Governmental Authority" means the government of any nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity (including any federal or other association of or with which any such nation may be a member or associated) exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

                  "Guarantee" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect,
(i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (iv) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation.

                  "Hedging Agreement" means any interest rate protection agreement, foreign currency exchange agreement or other interest or currency exchange rate hedging arrangement.

                  "ICMS Tax" means the Imposto sobre a Circulacao de Mercadorias e Servicos.

                  "Indebtedness" of any Person means, without duplication, (i) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (iv) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (v) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (vi) all Guarantees by such Person of

Indebtedness of others, (vii) all Capital Lease Obligations of such Person,
(viii) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (ix) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor. For purposes of calculating the ratios set forth in Section 5.13, Indebtedness denominated in reais shall be converted into dollars by dividing the aggregate amount of such Indebtedness by the PTAX 800 Rate for the date of determination of such ratios.

                  "Indemnified Taxes" means Taxes other than Excluded Taxes and Other Taxes.

                  "Insurance Breakage" means, in respect of any prepayment made prior to the second anniversary of the Disbursement Date the sum of (i) (a) 2.5% multiplied by (b) $104,847,000 multiplied by (c) (1) 730 minus (2) the number of days in the period commencing on the Disbursement Date and ending on the date of such prepayment divided by (d) 360 minus (ii) $3,185,870, to the extent such sum is positive.

                  "Insurer" means Export Development Corporation, a crown corporation of Canada, in its capacity as issuer pursuant to the Political Risk Insurance Agreement.

                  "Interest Expense" means, for any period, with respect to the Borrower and its Subsidiaries, the sum of (i) all interest in respect of Indebtedness actually paid by the Borrower and its Subsidiaries during such period (including the interest component of any payments in respect of Capital Lease Obligations) and (ii) the net amount payable (or minus the net amount receivable) under any interest rate Hedging Agreements during such period (whether or not actually paid or received during such period), all calculated in accordance with GAAP on a Consolidated basis.

                  "Interest Income" means, for any period, with respect to the Borrower and its Subsidiaries, the sum of all interest in respect of Total Assets actually paid to the Borrower and its Subsidiaries during such period, all calculated in accordance with GAAP on a Consolidated basis.

                  "Interest Payment Date" means each April 30 and October 31, beginning with October 31, 2001 (or, if any such date is not a Business Day, the immediately preceding Business Day) and, with respect to each Loan, the final date on which principal is payable with respect to such Loan in accordance with the terms of this Agreement..

                  "Interest Period" means, with respect to any Borrowing, the period commencing on (i) in the case of the initial Interest Period, the date of such Borrowing, or (ii) in the case of any subsequent Interest Period, the date immediately succeeding the Interest Payment Date for the immediately preceding Interest Period, and ending on (i) in the case of the initial Interest Period, October 31, 2001, or (ii) in the case of any subsequent Interest Period, the next succeeding Interest Payment Date; provided, that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, and (c) notwithstanding the foregoing, if any Interest Period would otherwise end after the Maturity Date, such Interest Period shall end on the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent continuation of such Borrowing.

                  "Lenders" means the Persons listed on Schedule I and any other financial institution that shall have become a party hereto pursuant to an Assignment and Acceptance, other than any such financial institution that ceases to be a party hereto pursuant to an Assignment and Acceptance.

                  "LIBO Rate" means, with respect to any Borrowing for any Interest Period (or for any Default Interest Period for any overdue principal of or interest on any Loan or any other overdue amount under this Agreement or any other Loan Document), the rate appearing on Page 3750 of the Dow Jones Markets Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period (or Default Interest Period), as the rate for dollar deposits with a maturity comparable to such Interest Period (or Default Interest Period). In the event that such rate is not available at such time for any reason, then the LIBO Rate with respect to such Borrowing for such Interest Period (or Default Interest Period) shall be the arithmetic average of the rates (rounded upwards, if necessary, to the next 1/16 of 1%) at which dollar deposits in an amount comparable to the amount of such Borrowing and for a maturity comparable to such Interest Period (or Default Interest Period) are offered by the principal London office of the respective Reference Banks in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period (or Default Interest Period). If any Reference Bank does not timely furnish the information required for determination of any LIBO Rate, the Administrative Agent shall determine such LIBO Rate on the basis of the information timely furnished by the remaining Reference Banks. In the event that the Interest Period is determined under clause (d) of the definition of Interest Period with respect to any Borrowing, then the LIBO Rate with respect to such Borrowing for such Interest Period shall be determined as if such Interest Period were a three-month period.

                  "Lien" means, with respect to any asset, (i) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (ii) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (iii) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

                  "Loan Documents" means, collectively, this Agreement, all promissory notes executed pursuant to the terms hereof, the Mortgage Deed and the fee letter described in Section 2.08(a).

                  "Loans" means the loans made by the Lenders to the Borrower pursuant to the Original Credit Agreement and this Agreement.

                  "Margin Stock" means "margin stock" within the meaning of Regulations T, U or X of the Board.

                  "Material Adverse Effect" means any event, development or circumstance that has or is reasonably likely to have a material adverse effect on:

                  (i) The business, assets, results of operations, or financial condition of the Borrower;

                  (ii) The ability of the Borrower to perform its obligations under the Loan Documents;

                  (iii) The validity or enforceability of any of the Loan
            Documents or the rights or remedies of the Administrative Agent (on behalf of itself and the Lenders) thereto; or

                  (iv) The Concession or the Authorization, as the case may be, the rights thereto or rights to operate thereunder of the Borrower.

                  "Material Indebtedness" means Indebtedness (other than the Loans), or obligations in respect of one or more Hedging Agreements, of any Person in an aggregate principal amount at the time exceeding $5,000,000 (or the equivalent in one or more other currencies). For purposes of determining Material Indebtedness, the "principal amount" of the obligations of any Person in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that such Person would be required to pay if such Hedging Agreement were terminated at such time.

                  "Maturity Date" means the date that is the fifth anniversary of the Disbursement Date.

                  "Ministry of Communications" means the Ministerio das Comunicacoes, the Ministry of Communications of Brazil.

                  "Mortgage Deed" means the mortgage deed substantially in the form of Exhibit E, executed by the Borrower, as mortgagor, in favor of the Collateral Agent, as mortgagee.

                  "Net Indebtedness" means, on any date of determination, with respect to the Borrower and its Subsidiaries on a Consolidated basis, total Indebtedness of the Borrower and its Subsidiaries (after giving effect to any Indebtedness incurred on such date and the application of proceeds therefrom, but excluding Parent Indebtedness and Subordinated Indebtedness) minus the lesser of (x) the value of all Cash Equivalents owned by the Borrower and its Subsidiaries as of the close of business on such date and (y) 10% of Total Assets as of the most recently ended fiscal quarter. For purposes of calculating the ratios set forth in Section 5.13, Cash Equivalents and Indebtedness denominated in currency other than dollars shall be converted into dollars by dividing the aggregate value of such Cash Equivalents or the aggregate amount of such Indebtedness outstanding on such date, as the case may be, by the PTAX 800 Rate (in the case of Cash Equivalents or Indebtedness denominated in reais) or by reference to the rate of exchange for such currency as quoted on the Reuters WRLD Screen (or the successor of such screen or the comparable screen provided by a successor provider) for buying dollars (in the case of Cash Equivalents or Indebtedness denominated in currency other than dollars or reais) for the date of determination of such ratios.

                  "Net Interest Expense" means, for any period, (i) Interest Expense for such period minus (ii) Interest Income for such period.

                  "Net Worth" means, on any date of determination, Total Assets minus Total Liabilities.

                  "Operating Affiliate" means an Affiliate of the Borrower the sole purpose of which is: (i) to serve as a call center or (ii) to maintain, operate, and manage tower infrastructure, provided that such Operating Affiliate, or an Affiliate thereof is an Approved Tower Operator and provided further that with respect to any property or assets sold, leased or otherwise transferred to such Operating Affiliate, the Borrower shall retain the indefeasible right to use such assets or properties and the cost to use such property or assets shall not exceed the sum of (a) the proceeds received by the Borrower in respect of such sale, lease or transfer, if any, plus (b) the cost savings to the Borrower directly attributable to such sale, lease or transfer if the Borrower has provided a notice to the Administrative Agent specifying, in reasonable detail, such cost savings and such right to use shall be for the actual useful life of such assets or properties sold or transferred and in scope and manner sufficient to enable the Borrower to meet its obligations under the Concession or Authorization, as the case may be.

                  "Operating Subsidiary" means a Subsidiary of the Borrower the sole purpose of which is: (i) to serve as a call center or (ii) to maintain, operate, and manage tower infrastructure, provided that with respect to any property or assets sold, leased or otherwise transferred to such Operating Subsidiary, the Borrower shall retain the indefeasible right to use such assets or properties and the cost to use such property or assets shall not exceed the sum of (a) the proceeds received by the Borrower in respect of such sale, lease or transfer, if any, plus (b) the cost savings to the Borrower directly attributable to such sale, lease or transfer if the Borrower has provided a notice to the Administrative Agent specifying, in reasonable detail, such cost savings and such right to use shall be for the actual useful life of such assets or properties sold or transferred and in scope and manner sufficient to enable the Borrower to meet its obligations under the Concession or Authorization, as the case may be.

                  "Original Commitment" means, with respect to each Lender, the commitment, if any, of such Lender to make Loans under the Original Credit Agreement. The initial amount of each Lender's Original Commitment is set forth on Schedule I, or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Commitment, as applicable.

                  "Original Effective Date" has the meaning assigned to such term in Section 4.01.

                  "Other Taxes" means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made under any Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

                  "Parent" means Telemig Celular Participacoes S.A.

                  "Parent Indebtedness" means Indebtedness of the Borrower outstanding as of December 31, 1998 owing to the Parent (i) with respect to any date during the period through June 30, 1999, in principal amount equal to R$43,000,000 and (ii) with respect to any date during the period beginning on July 1, 1999 through December 31, 1999, in principal amount equal to R$18,000,000.

                  "Participant" has the meaning assigned to such term in Section 9.04(e).

                  "Permitted Encumbrances" means:

                  (i) Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section 5.04;

                  (ii) carriers', warehousemen's, mechanics', materialmen's, repairmen's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or are being contested in compliance with Section 5.04;

                  (iii) pledges and deposits made in the ordinary course of
            business in compliance with workers' compensation, unemployment insurance and other social security laws or regulations;

                  (iv) cash deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

                  (v) judgment liens in respect of judgments that do not
            constitute an Event of Default under clause (k) of Article VII;

                  (vi) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any of its Subsidiaries;

                  (vii) liens arising solely by virtue of any statutory
            provisions relating to banker's liens, rights of setoff or similar rights and remedies as to deposit accounts or the funds maintained with a creditor depository institution;

                  (viii) any reversionary interest or title of a lessor under any lease entered into by the Borrower or any of its Subsidiaries in the ordinary course of business;

                  (ix) any reversionary interest of the Government of Brazil or any Governmental Authority thereof in the Concession or the Authorization, as the case may be, or any assets of the Borrower or any of its Subsidiaries subject thereof; and

                  (x) Liens of the Government of Brazil imposed by operation of law;

                  provided that the term "Permitted Encumbrances" shall not
            include any Lien securing Indebtedness.

                  "Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

                  "Political Risk Insurance Agreement" means the amended and restated Political Risk Insurance Policy dated as of the date hereof issued by the Insurer in favor of the Arrangers with respect to the Loans.

                  "Prime Rate" means the arithmetic mean of the rate of interest per annum publicly announced from time to time by each Reference Bank as its prime rate in effect at its principal office in New York City; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

                  "Process Agent" has the meaning assigned to such term in
Section 9.09(c).

                  "Process Agent Acceptance" means a letter from the Process Agent to the Administrative Agent, substantially in the form of Exhibit B.

                  "PTAX 800 Rate" means, for any date, the closing exchange rate of sale for dollars under PTAX 800 Opcao 5 for the most recently preceding Business Day prior to such date, as published in the Sisbacen Data System of the Central Bank.

                  "R$" or "real" or "reais" means the lawful money of Brazil.

                  "Reference Banks" means ABN AMRO Bank N.V., Canadian Imperial Bank of Commerce, and BankBoston, N.A. (or their respective applicable lending offices, as the case may be).

                  "Register" has the meaning set forth in Section 9.04.

                  "Related Parties" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

                  "Required Lenders" means, at any time, subject to Section 9.02(b)(v), Lenders having outstanding Loans and unused Commitments representing at least 51% of the sum of the total outstanding Loans and unused Commitments at such time.

                  "Restricted Payment" means any dividend, interest on capital or other distribution (whether in cash, securities or other property) with respect to any shares of any class of capital stock of the Borrower, or any Subsidiary, as the case may be, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock of the Borrower or any Subsidiary, as the case may be, or any option, warrant or other right to acquire any such shares of capital stock of the Borrower or any Subsidiary, as the case may be; provided that the term "Restricted Payment" does not include any such dividend, distribution or other payment consisting solely of shares of capital stock of the Borrower or any Subsidiary, as the case may be.

                  "ROF" has the meaning assigned to such term in Section 3.03.

                  "Shareholder" means, at any date, the legal holder of any capital stock of the Borrower.

                  "Statutory Reserve Rate" means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board or any other Governmental Authority of the United States of America to which the Administrative Agent is subject for eurocurrency funding (currently referred to as "Eurocurrency liabilities" in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Loans and any other amounts payable by the Borrower under this Agreement or any other Loan Document shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

                  "Subordinated Indebtedness" means, without duplication, unsecured Indebtedness of the Borrower and its Subsidiaries (i) subordinated in priority and payment to the Indebtedness created hereunder in form and substance reasonably satisfactory to the Administrative Agent and (ii) in respect of which no payments of any kind, including principal, interest or fees, shall be payable prior to the date falling 3 months after the Maturity Date.

                  "Subsidiary" means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with generally accepted accounting principles relating to the parent as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (i) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (ii) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent. Unless otherwise indicated, "Subsidiary" refers to a Subsidiary of the Borrower.

                  "Supplier" means Nortel (as defined in the Supply Contract).

                  "Supply Contract" means, the Contract dated as of November 24, 1998 between the Borrower and the Supplier.

                  "Taxes" means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.

                  "Tax Haven Jurisdiction" means any country that does not have income tax or in which the income tax rate is lower than 20% (as referred to in Article 8th of Law no. 9,779/99 of Brazil or any similar or successor legislation or rules).

                  "Technical Service Agreement" means, the agreement to be entered into between the Borrower and Telesystem International Wireless, Inc. or between the Borrower and Telpart Participacoes S.A. with respect to the provision of technical and management services to the Borrower.

                  "Total Assets" means, on any date of determination, all assets of the Borrower and its Subsidiaries that would be classified as assets of a company conducting a business the same as or similar to that of the Borrower and its Subsidiaries, after deducting adequate reserves in each case in which a reserve is proper, all in accordance with GAAP on a Consolidated basis.

                  "Total Liabilities" means, on any date of determination, all liabilities of the Borrower and its Subsidiaries that would be classified as liabilities of a company conducting a business the same as or similar to that of the Borrower and its Subsidiaries, after accruing adequate reserves in each case in which a reserve is proper, all in accordance with GAAP on a Consolidated basis.

                  "Transactions" means the execution, delivery and performance by the Borrower of this Agreement and the other Loan Documents to be executed by it, the borrowing of Loans and the use of the proceeds thereof.

                  "Wholly Owned Subsidiary" of any Person means any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) 100% of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or (c) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person's other Subsidiaries; provided that, if applicable law prohibits the exercise of such percentage of direct or indirect ownership or control, the ownership or control held by such Person and one or more of its Subsidiaries shall be the maximum percentage permitted under such applicable law.

                  SECTION 1.02. Terms Generally. Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement.

                  SECTION 1.03. Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

                  SECTION 1.04. Currency Conversion. Except as otherwise expressly specified herein, for purposes of converting to dollars any amounts expressed in reais (i) as of any date, the currency exchange rate shall be the PTAX 800 Rate for such date and (ii) for any period, the currency exchange rate shall be the Average Conversion Factor for such period.

                                   ARTICLE II
                                   THE CREDITS

                  SECTION 2.01. The Commitments.

                  (a) Subject to the terms and conditions set forth in the Original Credit Agreement, each Lender made Loans to the Borrower in an aggregate principal amount not exceeding its Original Commitment then in effect.

                  (b) Subject to the terms and conditions set forth herein, each Lender agrees to make a Loan to the Borrower during the Additional Commitment Period in an aggregate principal amount not exceeding its Additional Commitment then in effect.

                  SECTION 2.02. Loans and Borrowings.

                  (a) Obligations of Lenders. The Loan made hereunder shall be made as part of a Borrowing consisting of a Loan made by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make such Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender's failure to make such Loan as required.

                  (b) Type of Loans. Subject to Section 2.10, the Borrowing shall consist entirely of an ABR Loan or an Eurodollar Loan as the Borrower may request in accordance herewith. Each Lender at its option may make such Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

                  (c) Amount of Loans. The Loan shall be in an amount of no less than $1,000,000.

                  (d) Number of Borrowings. The Borrower may make one drawdown under this Agreement.

                  (e) EDC as Lender. So long as EDC shall be a Lender hereunder, the amount of Loans that EDC shall be obligated, subject to the terms and conditions set forth herein, to make to the Borrower on the date of any proposed Borrowing shall, notwithstanding anything herein to the contrary, be limited to an amount equal to EDC's Pro Rata Share (as defined in the Arranger Participation Agreement) of such proposed Borrowing and any amount actually received from the Arrangers in respect of their Pro Rata Shares (as defined in the Arranger Participation Agreement) of such proposed Borrowing.

                  SECTION 2.03. Request for Borrowing.

                  (a) The making of a borrowing may be requested by the Borrower by means of delivery to the Administrative Agent of a Borrowing Request by telephone not later than 11:00 a.m., New York time, in the case of a Eurodollar Borrowing three Business Days before the date of the Eurodollar Borrowing proposed therein or in the case of an ABR Borrowing one Business Day before the date of the ABR Borrowing proposed therein. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender's Loan to be made as part of the requested Borrowing.

                  (b) The telephonic Borrowing Request delivered pursuant to this Section 2.03(a) shall be irrevocable and shall be confirmed promptly, and in no event later than 3:00 p.m., New York time the day of delivery of the telephonic Borrowing Request, by hand delivery or fax to the Administrative Agent of a written Borrowing Request, in substantially the form of Exhibit D hereto, signed by the President or a Financial Officer of the Borrower and to the extent the proceeds of the Loans to be made as part of the requested Borrowing will be used to finance purchases from the Supplier permitted under
Section 5.08, attaching invoices from the Supplier for payments due, which are required to be in compliance with Section 5.08. Such telephonic and written Borrowing Request shall specify, in compliance with Section 2.02, (i) the aggregate amount of the proposed Borrowing, (ii) the date of such Borrowing, which shall be a Business Day during the Additional Commitment Period, and (iii) subject to Section 2.10, whether such Borrowing is to be an ABR Borrowing or a Eurodollar Borrowing; and shall confirm compliance with the conditions set forth in clauses (a) and (b) of the first sentence of Section 4.03.

                  SECTION 2.04. Funding of Borrowings.

                  (a) Funding by Lenders. Each Lender shall make the Loan to be made by it hereunder on the date specified in the Borrowing Request thereof by wire transfer of immediately available funds by 10:00 a.m. New York time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will promptly credit the amounts so received, in like funds, to such account designated by the Borrower to the Administrative Agent for the purpose of receiving such funds but in any event no later than 11:00 a.m. New York time.

                  (b) Presumption by the Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of the Borrowing that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) the interest rate representing the Administrative Agent's cost to make such amount available to the Borrower, as certified by the Administrative Agent (with respect to such applicable Lender) or (ii) the interest rate then applicable pursuant to Section 2.09(a) (with respect to the Borrower). If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in such Borrowing.

                  SECTION 2.05. Termination and Reduction of the Commitments.

                  (a) Scheduled Termination. Unless previously terminated, the Additional Commitments shall terminate at 12:00 p.m., New York time, on the last day of the Additional Commitment Period.

                  (b) Voluntary Termination or Reduction. The Borrower may at any time terminate, or from time to time reduce, the unused Commitments; provided that each such reduction of the Commitments pursuant to this Section shall be in an amount that is $1,000,000 or a larger multiple of $500,000.

                  (c) Notice of Voluntary Termination or Reduction. The Borrower shall notify the Administrative Agent of any election to terminate or reduce the unused Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable.

                  (d) Effect of Termination or Reduction. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Commitments.

                  SECTION 2.06. Repayment of Loans; Evidence of Debt.

                  (a) Repayment. The Borrower hereby unconditionally promises to pay to the Administrative Agent on behalf and for the account of the Lenders the outstanding principal amount of the Loans in seven semi-annual installments payable on the second anniversary of the Disbursement Date and on each six-month anniversary thereof in an amount equal to the product obtained by multiplying
(i) the unpaid principal amount of such Loans outstanding on the second anniversary of the Disbursement Date by (ii) 14.29%; provided that the last such installment shall be in an amount necessary to repay in full the unpaid principal amount of the Loans.

                  (b) Manner of Payment. Prior to any repayment or prepayment of any Borrowings hereunder, the Borrower shall select the Borrowing or Borrowings to be paid and shall notify the Administrative Agent by telephone (confirmed by fax) of such selection not later than 12:00 p.m., New York time, three Business Days before the scheduled date of such repayment. If the Borrower fails to make a timely selection of the Borrowing or Borrowings to be repaid or prepaid, such payment shall be applied to Borrowings in the order of the remaining duration of their respective Interest Periods (the Borrowing with the shortest remaining Interest Period to be repaid first). Each payment of a Borrowing shall be applied ratably to the Loans included in such Borrowing.

                  (c) Maintenance of Loan Accounts by Lenders. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

                  (d) Maintenance of Loan Accounts by the Administrative Agent. The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender's share thereof.

                  (e) Effect of Entries. The entries made in the accounts maintained pursuant to paragraph (c) or (d) of this Section shall be, absent manifest error, prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

                  (f) Promissory Notes. Each Loan shall be evidenced by a promissory note. The Borrower shall prepare, execute and deliver to each Lender a promissory note (substantially in the form of Exhibit D) payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered permitted assigns). The Loans and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

                  SECTION 2.07. Prepayment of Loans.

                  (a) Optional Prepayments. Subject to approval by the Central Bank, if applicable, the Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to the requirements of this Section. If any such prepayment shall occur prior to the second anniversary of the Disbursement Date, then the Borrower shall, concurrently with such prepayment, pay Insurance Breakage, in addition to any costs otherwise payable pursuant to Section 2.12.

                  (b) Notices, Etc. The Borrower shall notify the Administrative Agent by telephone (confirmed by fax) of any proposed prepayment hereunder, not later than 12:00 p.m., New York time, three Business Days before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment. Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the relevant Lenders of the contents thereof. Each partial prepayment of any Loan shall be in an amount no less than $1,000,000, or any lesser amount as necessary to prepay in full the remaining outstanding principal amount of such Loan. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.09 and shall be made in the manner specified in
Section 2.06(b). Amounts prepaid may not be re-borrowed.

                  SECTION 2.08. Fees.

                  (a) Fee Letter. All fees payable under the letter agreement dated as of the date hereof among the Borrower, the Lenders and the Administrative Agent shall be paid on the due dates set forth therein in immediately available funds to the Administrative Agent for distribution to the Person entitled thereto.

                  (b) Payment of Fees. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution to the Person entitled thereto. Fees paid under the Loan Documents shall not be refundable under any circumstances.

                  SECTION 2.09. Interest.

                  (a) Loans. Each Eurodollar Loan shall bear interest at a rate per annum equal to the Adjusted LIBO Rate for the Interest Period in effect for the Borrowing of which such Loan is a part plus the Applicable Margin. Each ABR Loan shall bear interest at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin.

                  (b) Default Interest. Notwithstanding the foregoing, if any Default set forth in clause (a) of Article VII shall have occurred and be continuing, (i) if such overdue amount is principal of or interest on any Eurodollar Loan or any overdue amount hereunder other than principal of or interest on any Loan, such overdue amount shall bear interest, after as well as before judgment, for any Default Interest Period, at a rate per annum equal to the Adjusted LIBO Rate for such Default Interest Period plus the Applicable Margin plus 1% and (ii) if such overdue amount is principal of or interest on any ABR Loan, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin plus 1%, in each case, from the applicable date of such Default until such overdue amount is paid in full.

                  (c) Payment of Interest. Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan; provided that
(i) interest accrued pursuant to paragraph (b) of this Section shall be payable on demand and (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

                  (d) Computation. All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable

Alternate Base Rate or Adjusted LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

                  SECTION 2.10. Alternate Rate of Interest.

                  (a) If prior to the commencement of any Interest Period:

                        (i) the Administrative Agent determines (which
                  determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period;

                        (ii) the Administrative Agent is advised by the Required
                  Lenders that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period; or

                        (iii) it shall be illegal for the Lenders to make any
                  Loan that bears interest based upon the Adjusted LIBO Rate;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or fax as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, Loans made pursuant to any Borrowing Request delivered to the Administrative Agent during such period shall be made as an ABR Borrowing.

                  (b) Illegality. Notwithstanding any other provision of this Agreement, in the event that it becomes unlawful as a result of a Change in Law for any Lender to honor its obligation to maintain Eurodollar Loans hereunder, then such Lender shall promptly notify the Administrative Agent thereof, and the Administrative Agent shall give prompt notice thereof to the Borrower. At such time that such Lender notifies the Administrative Agent, such Lender's obligation to make Eurodollar Loans shall be suspended until such time as the Lender may again make and maintain Eurodollar Loans and, at the Borrower's option, either (i) the Borrower shall prepay all such Eurodollar Loans made by such Lender then outstanding hereunder together with accrued interest thereon or
(ii) as of the date of such suspension, such Loans shall bear interest at the Adjusted Base Rate until such time as such Lender may again make and maintain Eurodollar Loans.

                  SECTION 2.11. Increased Costs.

                  (a) Increased Costs Generally. If any Change in Law shall:

                        (i) impose, modify or deem applicable any reserve,
                  special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate); or

                        (ii) impose on any Lender or the London interbank market
                  any other condition affecting this Agreement or Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise) excluding for purposes of this Section 2.11(a) any such increase or reduction resulting from Indemnified Taxes or Other Taxes (as to which Section 2.13 shall govern), then the Borrower will pay such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered in accordance with Section 2.14(a).

                  (b) Capital Requirements. If any Lender determines that any Change in Law regarding capital requirements has the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement or the Loans made by such Lender to a level below that which such Lender or such Lender's holding company could have achieved but for such Change in Law

(taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy), then from time to time the Borrower will pay such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered in accordance with Section 2.14(a).

                  (c) Certificates from Lenders. If any Lender becomes entitled to claim any additional amounts pursuant to this Section, it shall promptly, but in any event within 45 days after such Lender obtains actual knowledge thereof, notify the Borrower (with a copy to the Administrative Agent) in reasonable detail of the reason why it has become so entitled. A certificate of a Lender setting forth in reasonable detail the calculation and the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section and the basis thereof shall be delivered to the Borrower and shall be conclusive absent manifest error, provided that such determination and calculation of such Lender are made on a reasonable basis. The Borrower shall pay the amount shown as due on any such certificate in accordance with Section 2.14(a) within 10 days after receipt thereof. Notwithstanding anything to the contrary herein, if any Lender fails to give notice in accordance with this paragraph (c) within 45 days after it obtains actual knowledge of such an event, such Lender shall, with respect to compensation payable pursuant to this Section in respect of any costs resulting from such event, only be entitled to payment under this Section for costs incurred from and after the date 90 days prior to the date that such Lender does give such notice.

                  SECTION 2.12. Break Funding Payments. In the event of (i) the payment of any principal of any Eurodollar Loan other than on an Interest Payment Date applicable thereto (including as a result of an Event of Default),
(ii) the failure to borrow, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto, or (iii) the assignment or participation of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to
Section 2.15 or Section 9.04(g), then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event (but, in any event, excluding any loss of profits and the Applicable Margin applicable to such Eurodollar Loan). The loss to any Lender attributable to any such event shall be deemed to be an amount determined by such Lender to be equal to the excess, if any, of (A) the amount of interest that such Lender would pay for a deposit equal to the principal amount of the applicable Eurodollar Loan so prepaid, not borrowed continued or prepaid or assigned, as applicable, for the period from the date of such payment, failure or assignment to the last day of the then current Interest Period for such Eurodollar Loan (or, in the case of a failure to borrow or continue, the duration of the Interest Period that would have resulted from such borrowing or continuation) if the interest rate payable on such deposit were equal to the Adjusted LIBO Rate for such Interest Period, over (B) the amount of interest that such Lender would earn on such principal amount for such period if such Lender were to invest such principal amount for such period at the interest rate that would be bid by such Lender (or an Affiliate of such Lender) for dollar deposits from other banks in the eurodollar market at the commencement of such period. A certificate of any Lender setting forth in reasonable detail the calculation and any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay the amount shown as due on any such certificate in accordance with Section 2.14(a) within 10 days after receipt thereof. Notwithstanding anything in this paragraph to the contrary, the substitution of a Default Interest Period for an Interest Period with respect to any overdue amount pursuant to Section 2.09(b) shall not impose any liability on the Borrower pursuant to this paragraph.

                  SECTION 2.13. Taxes.

                  (a) Payments Free of Taxes. Any and all payments by or on account of any obligation of the Borrower hereunder or under any other Loan Document shall be made free and clear of and without deduction for any Indemnified Taxes or Other Taxes; provided that if the Borrower shall be required to deduct any Indemnified Taxes or Other Taxes from such payments, then
(i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.13(a)) the Administrative Agent or Lender (as the case may
be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

                  (b) Payment of Other Taxes by the Borrower. In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

                  (c) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent and each Lender, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 2.13(c)) paid with respect to any and all payments by or on account of any obligation of the Borrower hereunder or under any other Loan Document by the Administrative Agent or such Lender, as the case may be, and any penalties, interest and reasonable expenses paid by the Administrative Agent or such Lender, as the case may be, arising therefrom or with respect thereto (other than penalties, interest and expenses that arise solely as a result of the gross negligence or willful misconduct of the Administrative Agent or such Lender), whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. To the extent practicable, each of the Administrative Agent and each Lender agrees to use reasonable efforts to provide the Borrower with notice of the imposition of any Indemnified Taxes or Other Taxes upon such Person prior to the payment of such Indemnified Taxes or Other Taxes, provided that the delivery of such notice will not subject such Person to any unreimbursed cost or expense or other disadvantage. A certificate specifying the amount of such payment and a reasonable explanation of the calculation thereof delivered pursuant to this Section 2.13(c) to the Borrower by a Lender, or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

                  (d) Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, if available, and a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

                  (e) Forms. If the Administrative Agent or any Lender or Arranger is entitled to an exemption from or reduction of any Indemnified Taxes or Other Taxes under applicable law with respect to payments under this Agreement or any other Loan Document, such Person shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate, provided that the delivery, completion or execution of such documentation will not subject such Lender to any unreimbursed cost or expense and would not otherwise be unduly disadvantageous to such Lender, provided further that such Lender's failure to fulfill its obligations pursuant to this Section 2.13(e) shall not relieve the Borrower of any of its obligations under this Agreement.

                  (f) Tax Benefits. If the Administrative Agent or any Lender or Arranger shall determine, in its sole reasonable discretion, that it has received a refund of any Indemnified Taxes or Other Taxes paid or indemnified by the Borrower pursuant to Section 2.13(a), Section 2.13(b), or Section 2.13(c), the Administrative Agent or such Lender or Arranger, as the case may be, shall to the extent that it determines that such refund is attributable to Indemnified Taxes or Other Taxes paid or indemnified by the Borrower, so advise the Borrower and pay to the Borrower an amount that the Administrative Agent or such Lender or Arranger, as the case may be, shall determine is equal to the lesser of such refund and the amount of Indemnified Taxes or Other Taxes actually paid or indemnified by the Borrower in respect of which such refund was made, provided that such Person determines that any such payment to the Borrower shall not prejudice the retention of such refund by such Person.

                  (g) Limitations. Notwithstanding anything to the contrary contained hereunder or under any other Loan Document, the Borrower shall only be required to make payments pursuant to Section 2.13(a)(i) or Section 2.13(c) to the extent the rate of Indemnified Taxes does not exceed the rate of withholding tax on interest to Persons who are not located in Tax Haven Jurisdictions.

                  SECTION 2.14. Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

                  (a) Payments by the Borrower. The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest or fees, or under Section 2.11, 2.12 or 2.13, or otherwise) or under any other Loan Document (except to the extent otherwise provided therein) prior to 10:00 a.m., New York time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments, except as otherwise expressly provided in the relevant Loan Document, shall be made to the Administrative Agent at its offices in New York, N.Y. (i) so long as EDC shall be the sole Lender hereunder, to an account in the name of EDC at ABN AMRO Bank, N.V., as notified by the Administrative Agent to the Borrower or (ii) otherwise, pursuant to notice from the Administrative Agent of an assignment by EDC pursuant to Section 9.04(b) of any Loan or Commitment, (A) with respect to amounts owing to EDC subsequent to such assignment, to the account referred to in clause (i) of this sentence and (B) with respect to all other amounts, to an account as notified by the Administrative Agent to the Borrower. To the extent the Borrower has not received notice from the Administrative Agent with respect to the division of payments due hereunder between the accounts listed in clause
(ii) in the immediately preceding sentence, the Borrower shall use its reasonable efforts to divide any such payments between such accounts in accordance with the amounts actually owed to EDC and the other Lenders, respectively. To the extent the Administrative Agent shall receive any such payments for the account of any other Person, it shall distribute such payments to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder or under any other Loan Document shall be made in dollars.

                  (b) Application of Insufficient Payments. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, to pay interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, to pay principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

                  (c) Pro Rata Treatment. Except to the extent otherwise provided herein: (i) each Borrowing shall be made from the relevant Lenders, and each termination or reduction of the amount of the Commitments under Section
2.05 shall be applied to the respective Commitments of the relevant Lenders, pro rata according to the amounts of their respective Commitments; (ii) each payment or prepayment of principal of the Loans by the Borrower shall be made for account of the relevant Lenders pro rata in accordance with the respective unpaid principal amounts of the Loans held by them; and (iii) each payment of interest on Loans by the Borrower shall be made for account of the relevant Lenders pro rata in accordance with the respective amounts of interest on such Loans then due and payable to them.

                  (d) Sharing of Payments by Lenders. If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and accrued interest thereon then due than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrower or any Affiliate of the Borrower (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

                  (e) Presumptions of Payment. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Federal Funds Effective Rate.

                  (f) Certain Deductions by the Administrative Agent. If any Lender shall fail to make any payment required to be made by it pursuant to
Section 2.04(b) or 2.14(e), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender's obligations under such Sections until all such unsatisfied obligations are fully paid.

                  SECTION 2.15. Mitigation Obligations; Replacement of Lenders.

                  (a) Designation of a Different Lending Office. If any Lender requests compensation under Section 2.11, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.13, or if any Lender is unable to make or maintain a Eurodollar Loan pursuant to a Change of Law described in
Section 2.10(b), upon the Borrower's request such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or, with the consent of the Borrower, Affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.11 or 2.13 or obviate the effect of such Change in Law, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

                  (b) Replacement of Lenders. If any Lender requests compensation under Section 2.11, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.13, or if any Lender is unable to make or maintain a Eurodollar Loan pursuant to a Change of Law described in Section 2.10(b), or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have received the prior consent of the Administrative Agent, which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section
2.11 or payments required to be made pursuant to Section 2.13, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

                  The Borrower represented and warranted as of the Original Effective Date and represents and warrants as of the Amendment Effective Date and as of the date of each Borrowing to the Administrative Agent and the Lenders that:

                  SECTION 3.01. Organization; Powers; Ownership of Share Capital. The Borrower is corporation duly organized and validly existing under the laws of Brazil. The Borrower has all requisite power and authority to carry on its business as now conducted and is qualified to do business in every jurisdiction where such qualification is required. As of the Original Effective Date, Telesystem International Wireless Inc. directly or indirectly owns (beneficially and of record) at least 48% of the voting shares of Telpart Participacoes S.A.; Telpart Participacoes S.A. owns (beneficially and of record) at least 50% of the voting shares of the Parent plus one such share and maintains actual Control of the Parent; and the Parent owns (beneficially and of record) at least 84% of the voting shares of the Borrower and maintains actual Control of the Borrower. As of the Amendment Effective Date, Telesystem International Wireless Inc. directly or indirectly owns (beneficially and of record) at least 48% of the voting shares of Telpart Participacoes S.A.; Telpart Participacoes S.A. owns (beneficially and of record) at least 50% of the voting shares of the Parent plus one such share and maintains actual Control of the Parent; and the Parent owns (beneficially and of record) at least 84% of the voting shares of the Borrower and maintains actual Control of the Borrower.

                  SECTION 3.02. Authorization; Enforceability. The Transactions are within the Borrower's corporate powers and have been duly authorized by all necessary corporate and, if required, by all necessary shareholder action. This Agreement has been duly executed and delivered by the Borrower and constitutes, and each of the other Loan Documents to which it is a party when executed and delivered will constitute, a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, except as may be limited by
(i) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors' rights and (ii) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                  SECTION 3.03. Governmental Approvals; No Conflicts. The Transactions and the exercise by the Administrative Agent of any of its rights under the Loan Documents (i) do not require the Borrower to obtain or make any consent or approval (including any exchange control approval) of, notice to, registration or filing with, or any other action by, any Brazilian Governmental Authority (including ANATEL, the Ministry of Communications and the Central
Bank), except (a) the prior registration of the financial terms and conditions of the Loans, including the terms and conditions set forth in the Fee Letter, with the Central Bank under the Module Registry of Financial Transaction (Modulo Registro de Operacao Financeira, each such registration, a "ROF"), of which the registration requested by the Borrower on March 28, 2001 is in full force and effect on the Amendment Effective Date, (b) the registration of the relevant schedules of payment (Esquemas de Pagamento) under the ROF relating to each Loan after its disbursement which will authorize the Borrower to remit payments in U.S. dollars abroad in respect of principal, interest and all other payments payable with respect to a disbursement of Loans hereunder, (c) the further authorization from the Central Bank for remittance abroad in dollars of any payment (1) not referred to in the relevant ROF, (2) made earlier than the due date provided in such ROF, or (3) made on a date that is more than 120 days after the scheduled payment date provided in such ROF, and (d) such consents, approvals, notices to, registrations or filings which have been obtained or made, are in full force and effect and are not subject to any appeal; (ii) will not violate any law or regulation (including regulations of the Central Bank), applicable to the Borrower, or the charter, by-laws or other organizational documents of the Borrower or any order of any Brazilian Governmental Authority applicable to the Borrower; (iii) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Borrower or its assets, or give rise to a right thereunder to require any payment to be made by the Borrower; and (iv) will not result in the creation or imposition of any Lien on any asset of the Borrower.

                  SECTION 3.04. All Approvals in Place. All approvals, qualifications, authorizations, licenses and permits of any Brazilian Governmental Authority (including the Concession) or any other third party that are necessary or prudent for the conduct of the operations of the Borrower have been duly obtained, are in full force and effect, are not subject to appeal, are free from conditions or requirements the compliance with which could have a Material Adverse Effect and are held in the name of the Borrower; except those approvals, qualifications, authorizations, licenses and permits (a) the absence of which are not reasonably likely to have a Material Adverse Effect or (b) that are not capable of being obtained at the present time or that are not capable as a matter of applicable law or prevailing practice of the relevant Brazilian Governmental Authority or third party of being obtained at the present time (but as to which, in any such case the Borrower knows of no reason the same will not be obtained in due course).

                  SECTION 3.05. Financial Condition; No Material Adverse Change.

                  (a) Financial Condition. The Borrower has heretofore furnished to the Lenders its balance sheet and statements of income, stockholders' equity and cash flows as of and for the fiscal year ended December 31, 1999, reported on by Ernst & Young, Brazil, independent public accountants. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Borrower as of such date and for such period in accordance with GAAP.

                  (b) No Material Adverse Change; No Undisclosed Liabilities. Since December 31, 1999, there has been no material adverse change in the business, assets, operations, prospects or condition, financial or otherwise, of the Borrower. Other than those set forth in the financial statements furnished pursuant to Section 3.06(a) or most recently furnished pursuant to Section 5.01(a) or (b), as the case may be, or otherwise disclosed to the Administrative Agent, the Borrower has no outstanding or contingent obligations, claims or charges that are reasonably likely to have a Material Adverse Effect.

                  SECTION 3.06. Properties.

                  (a) Property Generally. The Borrower has good title to, or valid leasehold interests in, all its real and personal property material to its business, subject only to Liens permitted by Section 6.02 and except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted.

                  (b) Intellectual Property. The Borrower owns, or is licensed or otherwise permitted by contractual arrangement to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to and used in its current business, and the use thereof by the Borrower does not infringe upon the rights of any other Person, except to the extent, in each such case, any non-compliance is not reasonably likely to have a Material Adverse Effect.

                  SECTION 3.07. Litigation and Environmental Matters.

                  (a) Actions, Suits and Proceedings. There are no actions, suits or proceedings by or before any arbitrator or Brazilian Governmental Authority now pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower other than actions, suits or proceedings relating solely to sales and service tax and labor-related claims, that, if adversely determined, are not reasonably likely to have a Material Adverse Effect. At all other times, except as otherwise disclosed to the Administrative Agent, there are no actions, suits or proceedings by or before any arbitrator or Brazilian Government Authority now pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower other than actions, suits or proceedings, that, if adversely determined, are not reasonably likely to have a Material Adverse Effect.

                  (b) Environmental Matters. The Borrower (i) has not failed to comply in any material respect with any Environmental Law applicable to it or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law applicable to it, (ii) has not become subject to any Environmental Liability, (iii) has not received notice of any claim with respect to any Environmental Liability and (iv) does not know of any basis for any Environmental Liability, that, in each of the foregoing cases, is reasonably likely to have a Material Adverse Effect.

                  SECTION 3.08. Compliance with Laws and Agreements. The Borrower is in compliance in all material respects with all laws, regulations and orders of any Brazilian Governmental Authority applicable to it or its property and all material indentures, agreements and other instruments binding upon it or its property. No Default has occurred and is continuing.

                  SECTION 3.09. Taxes. The Borrower has timely filed or caused to be filed all material Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required thereunder to have been paid by it, except Taxes that are being contested in good faith by appropriate proceedings and for which it has set aside on its books adequate reserves.

                  SECTION 3.10. Disclosure. The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it is subject, and all other matters (other than matters of a general macroeconomic nature) known to it, that, individually or in the aggregate, is reasonably likely to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other written information furnished by or on behalf of the Borrower to the Lender in connection with the negotiation of this Agreement and the other Loan Documents or delivered hereunder or thereunder (as modified or supplemented by other written information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and no event or circumstance has occurred since the time any such statement or information was made or furnished that, if it had occurred prior to the time that the relevant statement or information was made or furnished, would have made such statement or information misleading in any material respect if not disclosed; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

                  SECTION 3.11. Use of Credit. The Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying Margin Stock, and no part of the proceeds of any Loan hereunder will be used to buy or carry any Margin Stock.

                  SECTION 3.12. Legal Form. Subject to the provision set forth below, each of the Loan Documents is in proper legal form under the law of Brazil for the enforcement thereof against the Borrower under such law and would constitute legal, valid and binding obligations of the Borrower under such law, enforceable in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, concordata, moratorium or similar laws of general applicability affecting the enforcement of creditors' rights; provided however that, in order to ensure the admission of the Loan Documents before the public agencies and courts in Brazil
(a) the signatures of the parties thereto signing outside Brazil shall be notarized by a notary public licensed as such under the laws of the place of signing and the signature of such notary public should be authenticated by a consular official of Brazil and the Loan Documents must be translated into the Portuguese language by a sworn translator or, (b) absent such notarization and consularization, the Loan Documents, together with their respective sworn translations, shall be registered with the appropriate Registry of Titles and Deeds in Brazil. No Indemnified Taxes or Other Taxes are required to be paid to Brazil, or any political subdivision thereof or therein in each case for the validity and enforceability thereof.

                  SECTION 3.13. Ranking. This Agreement and the other Loan Documents and the obligations evidenced hereby and thereby are and will at all times be direct and unconditional general obligations of the Borrower, and rank and will at all times rank in right of payment and otherwise at least pari passu with all other senior unsecured Indebtedness of the Borrower, whether now existing or hereafter outstanding. There exists no Lien (including any Lien arising out of any attachment, judgment or execution), nor any segregation or other preferential arrangement of any kind, on, in or with respect to any of the property or revenues of the Borrower, except as expressly permitted by Section 6.02.

                  SECTION 3.14. Commercial Activity; Absence of Immunity. The Borrower is subject to civil and commercial law with respect to its obligations under this Agreement and each of the other Loan Documents to which it is a party. The execution, delivery and performance by the Borrower of this Agreement and each of the other Loan Documents to which it is a party constitute private and commercial acts rather than public or governmental acts. Neither the Borrower, nor any of its properties or revenues, is entitled to any right of immunity in any jurisdiction from suit, court jurisdiction, judgment, attachment (whether before or after judgment), set-off or execution of a judgment or from any other legal process or remedy relating to the obligations of the Borrower under this Agreement or any of the other Loan Documents to which it is a party.

                  SECTION 3.15. Investment Company. The Borrower is not an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

                  SECTION 3.16. Supply Contract. The Supply Contract has been duly authorized, executed and delivered by the Borrower, is in full force and effect and is binding upon and enforceable against the Borrower in accordance with its terms, except to the extent that the failure to comply with the foregoing is not reasonably likely to have a Material Adverse Effect.

                  SECTION 3.17. No Subsidiaries; No Partnership Obligations. The Borrower has no Subsidiaries. The Borrower is not the general partner (or otherwise liable for the obligations of) any partnership.

                  SECTION 3.18. Books and Records. The Borrower maintains in all material respects proper books of record and account in which full, true and correct entries have been made of all dealings and transactions in relation to its business and activities.

                  SECTION 3.19. Mortgage. Upon (i) the execution and delivery of the Mortgage Deed by the Borrower and (ii) the completion of any filings and recordings required to be filed or recorded pursuant to Section 5.17, the security interest created for the benefit of the Collateral Agent will constitute a valid and perfected security interests in the property that is stated to be subject to the Mortgage Deed, subject to no other Liens whatsoever, except for the Liens created thereby and Permitted Encumbrances.

                                   ARTICLE IV

                                   CONDITIONS

                  SECTION 4.01. Original Effective Date Certain conditions were required to be fulfilled by the Borrower prior to the initial Borrowing under the Original Credit Agreement. On or prior to August 5, 1999, the Administrative Agent received certain documents and other evidence as to the satisfaction of such conditions, satisfactory to the Administrative Agent (and, to the extent required, to each Lender) in form and substance, or such conditions were waived in accordance with the Original Credit Agreement, and as a result the Lender's Original Commitment became effective on and as of August 5, 1999 (the "Original Effective Date").

                  SECTION 4.02. Amendment Effective Date. The obligations of the Lenders to make a Loan pursuant to such Lender's Additional Commitment shall not become effective until the date (the "Amendment Effective Date"), which shall be prior to April 30, 2001, on which the Administrative Agent shall have received each of the following documents and evidence as to the satisfaction of each of the following specified matters, each of which shall be reasonably satisfactory to the Administrative Agent in form and substance (or such condition shall have been waived in accordance with Section 9.02):

                  (a) Opinions of Counsel. (i) A favorable written opinion (addressed to the Administrative Agent and the Lenders and dated the Amendment Effective Date) of Alexandre D'Ambrosio, in-house counsel for the Borrower, in form and substance satisfactory to the Administrative Agent; (ii) a favorable written opinion (addressed to the Administrative Agent and the Lenders and dated the Amendment Effective Date) of Pillsbury Winthrop LLP, special New York counsel to the Borrower, in form and substance satisfactory to the Administrative Agent; and (iii) a favorable written opinion (addressed to the Administrative Agent and the Lenders and dated the Amendment Effective Date) of Machado, Meyer, Sendacz e Opice Advogados, Brazilian counsel to the Administrative Agent and the Lenders; each covering such other matters relating to the Borrower, this Agreement or the Transactions as the Administrative Agent shall reasonably request (and, in the case of items (i) and (ii) of this clause, the Borrower hereby instructs its counsel to deliver such opinion to the Lenders and the Administrative Agent).

                  (b) Organizational Documents. Such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization and existence of the Borrower, the authorization of the Transactions, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

                  (c) Officer's Certificate. A certificate, dated the Amendment Effective Date and signed by the President or a Financial Officer of the Borrower, confirming compliance with the conditions set forth in clause (a) of
Section 4.03.

                  (d) Documents. Each of the following agreements, duly executed and delivered by the parties thereto: this Agreement, the Mortgage Deed, the Supply Contract and the Political Risk Insurance Agreement.

                  (e) Delivery of Note. A promissory note, substantially in the form of Exhibit D, evidencing the Borrower's aggregate obligations hereunder.

                  (f) Process Agent Acceptance. A Process Agent Acceptance, duly executed and delivered by the Process Agent, in substantially the form of Exhibit B.

                  (g) Approvals and Consents. Certified copies of all material approvals, qualifications, authorizations, licenses, consents and permits of any Governmental Authority or any other third party that are necessary for the conduct of the operations of the Borrower (to the extent such approvals, qualifications, authorization, licenses and permits are required to be in place prior to the Amendment Effective Date) have been duly obtained, are in full force and effect, are not subject to appeal, are free from conditions or requirements the compliance with which is reasonably likely to have a Material Adverse Effect and are held in the name of the Borrower; except those approvals, qualifications, authorizations, licenses and permits (a) the absence of which are not reasonably likely to have a Material Adverse Effect or (b) that are not capable of being obtained as of the Amendment Effective Date or that are not capable as a matter of applicable law or prevailing practice of the relevant Brazilian Governmental Authority or third party of being obtained as of the Amendment Effective Date (but as to which, in any such case the Borrower knows of no reason the same will not be obtained in due course).

                  (h) Material Adverse Effect; Force Majeure. Since December 31, 1999, there has been no material adverse change in the business, assets, results of operation or financial condition of the Borrower and no Force Majeure as defined in the Supply Contract that would give a party to the Supply Contract the right to delay or excuse its performance of its obligations thereunder has occurred and is continuing.

                  (i) Fees and Expenses; Accrued Interest. The Borrower shall have made satisfactory arrangements for the payment on the Disbursement Date of
(i) all costs, fees (including documentation fees) and out-of-pocket expenses (including, without limitation, reasonable legal fees and expenses) of the Lender, Arrangers, and the Administrative Agent with respect to the negotiation and drafting of the credit documentation and other compensation payable pursuant to the terms hereof and (ii) all accrued interest owing under the Original Credit Agreement, in each case, on or prior to the Amendment Effective Date to the Lender, Arrangers, and Administrative Agent.

                  (j) Registrations. The Borrower shall have delivered to the Administrative Agent evidence of the approval of the Central Bank of: (i) the ROF requested by the Borrower on March 28, 2001 and (ii) the amendment of the terms and conditions of the certificate of registration issued in connection with respect to the disbursement of Loans under the Original Credit Agreement, each in form and substance reasonably satisfactory to the Administrative Agent.

                  The Administrative Agent shall notify the Borrower and the Lenders of the proposed Amendment Effective Date. Notwithstanding anything herein to the contrary, the obligations of the Lenders to make Loans hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 9.02) in accordance herewith on or prior to 3:00 p.m., New York time, on April 30, 2001 (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time). If the Lenders have not made a Loan to the Borrower in the amount of $50,000,000 during the Additional Commitment Period, then the Original Credit Agreement and all related documents shall continue in full force and effect and this Agreement shall have no effect.

                  SECTION 4.03. Each Credit Event.

                  (a) The obligation of each Lender to make a Loan on the occasion of any Borrowing is subject to the satisfaction of all of the following conditions:

                        (i) the representations and warranties of the Borrower
                  set forth in this Agreement and in the other Loan Documents shall be true and correct in all material respects on and as of the date of such Borrowing, except to the extent such representations and warranties are stated to have been made solely as of an earlier date, in which case such representations and warranties were true and correct on and as of such earlier date;

                        (ii) at the time of and immediately after giving effect
                  to such Borrowing, no Default shall have occurred and be continuing; and

                        (iii) no Material Adverse Effect shall be in existence
                  on the date of such Borrowing and no facts or circumstances shall have occurred and continue to be in existence on the date of such Borrowing that give rise to a Material Adverse Effect.

Each Borrowing shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in the preceding sentence.

                  (b) With respect to any Borrowing, (i) EDC shall have no obligation to make a Loan in excess of its Pro Rata Share (as defined in the Arranger Participation Agreement) of such Borrowing (in compliance with the terms of Section 2.02(e)) unless EDC shall have received funds from any Arranger in respect of such Arranger's Pro Rata Share (as defined in the Arranger Participation Agreement) of such Borrowing in immediately available funds, and in each such case EDC's obligation to make such Loan in excess of its Pro Rata Share (as defined in the Arranger Participation Agreement) shall be limited to the funds actually received from such Arranger, and (ii) EDC or any Arranger, as the case may be, shall have no obligation to make funds available in dollars in respect of its Pro Rata Share if making such funds available would result in an event referred to in Section 2.10(b).

                                   ARTICLE V

                              AFFIRMATIVE COVENANTS

                  Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder shall have been paid in full, the Borrower covenants and agrees with the Administrative Agent and the Lenders that:

                  SECTION 5.01. Financial Statements and Other Information. The Borrower will furnish to the Administrative Agent:

                  (a) Annual Statements. within 120 days after the end of each fiscal year of the Borrower, (i) the audited balance sheet and related statements of operations, stockholders' equity and cash flows of the Borrower and its Subsidiaries, in each case on a Consolidated basis as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by Ernst & Young, Brazil, or other independent public accountants of recognized national standing (without a "going concern" or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a Consolidated basis in accordance with GAAP consistently applied, (ii) a certificate by a Financial Officer of the Borrower setting forth, with respect to the last fiscal quarter of such fiscal year, the calculation of the financial ratios set forth in Section 5.13 with respect to such fiscal quarter and (iii) all financial statements of any of its Operating Affiliates to the extent such financial statements can be reasonably obtained by the Borrower;

                  (b) Quarterly Statements. within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, (i) the balance sheet and related statements of operations in each case of the Borrower and its Subsidiaries on a Consolidated basis as of the end of and for such fiscal quarter and the then-elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for (or, in the case of the balance sheet, as of the end of) the corresponding period or periods of the previous fiscal year, all certified by a Financial Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a Consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments, (ii) a certificate by a Financial Officer of the Borrower setting forth the calculation of the financial ratios set forth in Section 5.13 with respect to such fiscal quarter and specifying subscriber information (including the number of subscribers, churn rate and the number of pre-pay and post-pay subscribers), (iii) all financial statements submitted by the Borrower to CVM-Comissao de Valores Mobiliarios during such fiscal quarter and (iv) all financial statements of any of its Operating Affiliates to the extent such financial statements can be reasonably obtained by the Borrower;

                  (c) Officer's Certificates. concurrently with any delivery of financial statements under clause (a) or (b) of this Section, a certificate of a Financial Officer of the Borrower (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto and (ii) stating whether any change in GAAP or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.06 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

                  (d) Auditors' Certificates. concurrently with any delivery of financial statements under clause (a) of this Section, a certificate of the accounting firm that reported on such financial statements stating whether they obtained knowledge during the course of their examination of such financial statements of any Default (which certificate may be limited to the extent required by accounting rules or guidelines);

                  (e) Dollar Constraints. promptly after the Borrower shall have obtained knowledge thereof, written notice of any Dollar Restriction (as defined below) that shall have occurred and be continuing which will affect any payment of principal or interest in respect of the Loan in dollars (an "Affected Payment"). The term "Dollar Restriction" shall mean the occurrence of any of the following:

                        (i) an action or series of actions by any Governmental
                  Authority of Brazil, including the Central Bank, that prevents the Borrower from directly or indirectly (A) legally converting local currency received by or held for the Lender's account or of the Borrower into dollars in order to make the Affected Payment under this Agreement, including the denial of such conversion in an exchange rate category at least favorable as the rate obtained through customary legal channels for transactions of the type contemplated in this Agreement; or (B) legally transferring outside of Brazil the amount of dollars which constitutes the Affected Payment under this Agreement; or

                        (ii) the failure by any Governmental Authority of Brazil
                  (or by entities authorized under the laws of Brazil to operate in the foreign exchange markets) to effect the conversion contemplated in clause 5.01(e)(i) above or to transfer such funds on behalf of the Borrower; and

                  (f) Other Information. promptly following receipt by the Borrower of any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any of its Subsidiaries, or compliance with the terms of this Agreement and the other Loan Documents, as the Administrative Agent may reasonably request.

                  SECTION 5.02. Notices of Material Events. The Borrower will furnish to the Administrative Agent prompt written notice of the following, upon Borrower's knowledge thereof: (i) the occurrence of any Default; (ii) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Borrower or any Subsidiary that, if adversely determined, is reasonably likely to result in a Material Adverse Effect; (iii) the termination or material modification to the Supply Contract; and (iv) any other development (other than developments of a general macroeconomic nature) that results in, or is reasonably likely to result in, a Material Adverse Effect. Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

                  SECTION 5.03. Existence; Conduct of Business. Except pursuant to transactions permitted under Section 6.03(a) allowing for the termination of the Borrower's legal existence, the Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its businesses.

                  SECTION 5.04. Payment of Obligations. The Borrower will, and will cause each of its Subsidiaries to, pay its obligations, including Tax liabilities as they become due, that, if not paid, are reasonably likely to result in a Material Adverse Effect before the same shall become delinquent or in default, except where (i) the validity or amount thereof is being contested in good faith by appropriate proceedings, (ii) the Borrower has

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set aside on its books adequate reserves with respect thereto in accordance with
GAAP and (iii) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

                  SECTION 5.05. Maintenance of Properties; Insurance. The Borrower will, and will cause each of its Subsidiaries to, (i) keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and (ii) maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

                  SECTION 5.06. Books and Records; Inspection Rights. The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and account in which full, true and correct entries, in all material respects, are made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon at least 5 Business Days prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and, as to the Administrative Agent only, to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested, provided that the cost and expenses of such representatives shall be for the account of the Administrative Agent or such Lender.

                  SECTION 5.07. Compliance with Laws. The Borrower will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, is not reasonably likely to result in a Material Adverse Effect.

                  SECTION 5.08. Use of Proceeds. The proceeds of the Loans will be used solely (i) to finance payment obligations (A) due to the Supplier pursuant to the Supply Contract, (B) with respect to the design, manufacture and supply of the Equipment, (C) with respect to services pertaining to the installation and testing of the Equipment, (D) with respect to training of the personnel provided by the Borrower regarding the Equipment, and (E) with respect to the call center; (ii) to pay fees due pursuant to Section 2.08 and other transaction costs and expenses; and (iii) to repay Indebtedness indirectly owing to the Supplier, provided the aggregate of all such payments pursuant to this clause (iii) shall not exceed R$34,460,000. No part of the proceeds of any Loan will be used to finance the purchase of equipment or services provided by a competitor of the Supplier. In the event that invoices from the Supplier are attached to the Borrowing Request pursuant to Section 2.03(a), the proceeds from the Loans made pursuant to such Borrowing Request will be used solely to pay such invoices to the extent set forth in the Borrowing Request, and the Borrower will not be permitted to submit a subsequent Borrowing Request so long as any amounts owed by the Borrower to the Supplier under invoices previously submitted hereunder are past due.

                  SECTION 5.09. Taxes. The Borrower shall, and shall cause each of its Subsidiaries to, file all material tax returns that are required to be filed by such Person and pay and discharge all Taxes on such Person's income, profits or property in a timely manner but in any event prior to the date on which penalties attach thereto; provided that such Person shall not be required to discharge any Tax that is being contested in good faith and by appropriate proceedings diligently pursued and for which adequate reserves are being maintained or any Tax, the disputed amount of which is immaterial and as to which no enforcement action has been commenced.

                  SECTION 5.10. Governmental Approvals. The Borrower agrees that it will, and will cause its Subsidiaries to, at its own expense (i) maintain in full force and effect, to the extent such have already been obtained and continue to be necessary for the conduct of the operations of the Borrower or any of its Subsidiaries and (ii) promptly obtain from time to time, to the extent such have not already been obtained, all such governmental licenses, authorizations, consents, permits and approvals as may be required for the Borrower or any of its Subsidiaries to comply with its obligations, and preserve its rights under, each of the Loan Documents, except in each case those governmental licenses, authorizations, consents, permits and approvals (a) the absence of which are not reasonably likely to have a Material Adverse Effect or
(b) that are not capable of being obtained at the present time or that are not capable as a matter of applicable law or prevailing practice of the relevant Governmental Authority or third party of being obtained at the present time (but as to which, in any such case the Borrower knows of no reason the same will not be obtained in due course).

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                  SECTION 5.11. Conduct of Business. The Borrower shall, and shall cause each of its Subsidiaries to, at all times conduct its business in accordance with prudent business and financial practices.

                  SECTION 5.12. Supply Contract; Organizational Documents.

                  The Borrower shall, and shall cause each of its Subsidiaries to, (i) not amend, supplement, modify or waive any provision of its charter or bylaws, the Concession, or the Supply Contract if such amendment, supplement, modification or waiver is reasonably likely to have a Material Adverse Effect provided that the Concession may, if required under applicable law, be converted into, or replaced by, an autorizacao regulated by Chapter II of Law 9472/97 (the General Telecommunications Law) granting the Borrower at least the same rights to provide service, in at least the same geographic area, and for at least the same period of time as the original Concession (the "Authorization"); and (ii) enforce against the relevant counterparty thereto each material covenant or obligation under the Supply Contract in accordance with its terms, except to the extent where failure to so enforce is not reasonably likely to have a Material Adverse Effect.

                  SECTION 5.13. Financial Covenants.

                  (a) Total Leverage Ratio. The Borrower will not, at any date, permit the aggregate outstanding amount of Net Indebtedness (after giving effect to any Indebtedness incurred on such date and the application of proceeds therefrom, but excluding Parent Indebtedness and Subordinated Indebtedness) to exceed 250% of Annualized EBITDA as of the end of the most recently completed fiscal quarter.

                  (b) Foreign Currency Leverage Ratio. The Borrower will not, at any date, permit the aggregate outstanding amount of Net Indebtedness (after giving effect to any Indebtedness incurred on such date and the application of proceeds therefrom, but excluding Parent Indebtedness and Subordinated Indebtedness) that is (i) required to be repaid in any currency other than reais and (ii) not hedged against exchange rate fluctuation by means of a Hedging Agreement to exceed 200% of Annualized EBITDA as of the end of the most recently completed fiscal quarter.

                  (c) EBITDA to Net Interest Expense. The Borrower will not permit, as of the end of the most recently completed fiscal quarter, EBITDA for the most recently completed four fiscal quarters to fall below 400% of Net Interest Expense for the most recently completed four fiscal quarters.

                  (d) Debt to Net Worth Ratio. The Borrower will not, at any date, permit the aggregate outstanding amount of Net Indebtedness to exceed 150% of the sum of (i) Subordinated Indebtedness plus (ii) Net Worth, each as of such date.

                  SECTION 5.14. Governmental Approvals. Within the time period required under Brazilian law, the Borrower shall obtain the prior registration of the financial terms and conditions of the Loans under the ROF and register the schedules of payment (Esquemas de Pagamento) of each Loan after the Disbursement Date with the Central Bank, and shall provide the Administrative Agent with satisfactory evidence that such registrations have been obtained.

                  SECTION 5.15. Collateral Account. Upon the failure of the Borrower to comply with the provisions of Section 5.13(c), the Borrower may notify the Administrative Agent to establish a Collateral Account to hold amounts intended to cure such failure pursuant to Article VII(d). All amounts deposited by the Borrower in the Collateral Account pursuant to Article VII(d) shall be invested by the Administrative Agent in Cash Equivalents as requested by the Borrower and reasonably acceptable to the Administrative Agent. Following the creation of a Collateral Account pursuant to this Section with respect to any failure of the Borrower to comply with the provisions of Section 5.13(c), at such time that the Borrower shall certify its then-current compliance with the provisions of Section 5.13(c), the Administrative Agent shall promptly remit all amounts on deposit in the Collateral Account (including the proceeds from any investments in Cash Equivalents) to the Borrower.

                  SECTION 5.16. Further Assurances. The Borrower at its cost shall take all actions necessary or reasonably requested by the Collateral Agent to maintain the Mortgage Deed in full force and effect and enforceable in accordance with its terms, including (i) making filings and recordations,
(ii) making payments of fees and other charges, (iii) issuing, and if necessary, filing or recording supplemental documentation, including continuation statements, (iv) discharging all claims or other Liens, other than Permitted Encumbrances, adversely affecting the rights of the Collateral Agent in the collateral subject to such Mortgage Deed, (v) publishing or otherwise delivering notice to third parties and (vi) depositing title documents.

                  SECTION 5.17. Mortgage Deed. Within 20 days from the date hereof, the Borrower shall (i) register the Mortgage Deed with the respective competent real estate registry office and perform any other action required in the judgment of the Collateral Agent in order to perfect the first priority security interests created by the Mortgage Deed, (ii) provide notice to the Collateral Agent satisfactory to it of such registration and (iii) pay all recording and other fees, taxes and expenses related to such registrations.

                                   ARTICLE VI

                               NEGATIVE COVENANTS

                  Until the Commitments have expired or terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full, the Borrower covenants and agrees with the Administrative Agent and the Lenders that:

                  SECTION 6.01. Indebtedness. The Borrower will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:

                        (i) Indebtedness created hereunder;

                        (ii) Indebtedness outstanding on the date hereof,
                  including Parent Indebtedness, and any refinancings or refundings of such Indebtedness, provided that (x) the amount of such refinancings and refundings thereof does not exceed the amount of such Indebtedness refinanced or refunded (including principal outstanding on the date hereof and interest accrued to the date hereof but unpaid) and (y) the Borrower or any of its Subsidiaries may not refinance or refund any Indebtedness owing to the Parent except refinancing of Parent Subordinated Indebtedness to the extent such refinancing Indebtedness qualifies as Parent Subordinated Indebtedness;

                        (iii) other unsecured Indebtedness; provided that any
                  such Indebtedness owing to an Affiliate shall (A) have no fees payable by the Borrower or any of its Subsidiaries to the lender of such Indebtedness and (B) have economic terms no more favorable to the lender of such Indebtedness than arm's-length terms available to the Borrower or any of its Subsidiaries, as the case may be, on the date of incurrence of such Indebtedness for similar Indebtedness;

                        (iv) Indebtedness under any BNDES Financing;

                        (v) Capital Lease Obligations in an aggregate principal
                  amount outstanding not exceeding 2.0% of Total Assets at the time of incurrence of any such Indebtedness;

                        (vi) Parent Subordinated Indebtedness;

                        (vii) Indebtedness secured by Liens permitted under
                  Section 6.02(iv) in an aggregate principal amount outstanding not exceeding 2.0% of Total Assets at the time of incurrence of any such Indebtedness;

                        (viii) Hedging Agreements permitted under Section
                  6.04(b);

                        (ix) Indebtedness secured by Liens permitted under
                  Section 6.02(v); and

                        (x) Indebtedness of the Borrower to any Subsidiary and
                  of any Subsidiary to the Borrower or any other Subsidiary;

provided that, immediately after giving effect to the incurrence of such Indebtedness, the Borrower would be in compliance with Section 5.13 assuming, for the purposes of calculating compliance with Sections 5.13, (a), (b), and
(c), that such Indebtedness is incurred as of the end of the most recently completed calendar quarter.

                  SECTION 6.02. Liens. The Borrower will not, and will not permit any of its Subsidiaries to, create, incur, assume or permit to exist any Lien on any asset now owned or hereafter acquired by it or any of its Subsidiaries, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

                        (i) Permitted Encumbrances;

                        (ii) any Lien existing on any property or asset prior to
                  the acquisition thereof by the Borrower or any Subsidiary; provided that (x) such Lien is not created in contemplation of or in connection with such acquisition, (y) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary and (z) such Lien shall secure only those obligations which it secures on the date of such acquisition;

                        (iii) Liens existing on any property or asset of the
                  Borrower on the date hereof or Liens existing on any property or asset of any Person that becomes a Subsidiary on the date such Person becomes a Subsidiary, and in each case, any renewals, extensions and modifications thereof, provided that such renewals, extensions and modifications thereof do not (x) extend to any assets of the Borrower or any Subsidiary other than those subject to such Lien, in the case of the Borrower, on the date hereof, and in the case of a Subsidiary, on the date such Person becomes a Subsidiary, and (y) secure Indebtedness in an amount in excess of the Indebtedness secured by such Lien, in the case of the Borrower, on the date hereof, and in the case of a Subsidiary, on the date such Person becomes a Subsidiary;

                        (iv) purchase money Liens on equipment or real estate
                  acquired or held by the Borrower or any Subsidiary in the ordinary course of business to secure the purchase price of such equipment or real estate or to secure Indebtedness permitted under Section 6.01(vii) incurred solely for the purpose of financing the acquisition of such equipment or real estate to be subject to such Liens, or extensions, renewal or replacements of any of the foregoing for the same or lesser amount; provided, however, that no such Lien shall extend to or cover any property other than the equipment or real estate being acquired, and no such extension, renewal or replacement shall extend to or cover any property not therefore subject to the Lien being extended, renewed or replaced;

                        (v) Liens on any assets of the Borrower or any
                  Subsidiary having an aggregate fair market value not exceeding R$30,000,000 (at the time of incurrence) to secure Indebtedness permitted under Section 6.01(iv); provided, however, that if Liens on any assets of the Borrower or any Subsidiary having an aggregate fair market value in excess of R$30,000,000 are granted as aforesaid, at the option of the Administrative Agent, the Borrower shall have granted Liens, satisfactory in form and substance to the Administrative Agent in its sole discretion, extending to or covering assets of the Borrower (which, if possible, are of a similar type as the assets subject to the Liens granted in accordance with this Section) the fair market value of which is at least equal to
                  (a) the fair market value of the assets subject to all Liens granted in accordance with this clause (v), calculated in each case at the time of the granting of such Liens, minus (b) R$30,000,000;

                        (vi) Liens in connection with any conditional sale
                  agreement on any handset inventory and any handset accessories of the Borrower or any Subsidiary, provided that such Liens shall not secure an aggregate purchase price of such inventory as provided in the applicable conditional sale agreement in an aggregate amount in excess of 2.0% of Total Assets at the time of any such purchase;

                        (vii) Liens in connection with Capital Lease Obligations
                  permitted under Section 6.01(v), provided that no such Liens shall extend to or cover any assets other than the assets subject to such Capital Lease Obligations; and

                        (viii) Liens created under the Loan Documents.

                  SECTION 6.03. Fundamental Changes.

                  (a) Mergers, Consolidations, Disposal of Assets, Etc. The Borrower will not merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or, sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or any substantial part of its assets (whether now owned or hereafter acquired) or the Concession or any frequency allocation under the Concession, or liquidate or dissolve (each a "Merger"), except for (x) transactions permitted under Section 6.06(iv), and (y) Mergers with Approved Merger Candidates; provided that, in the case of such a Merger with an Approved Merger Candidate, (i) the Approved Merger Candidate shall not have merged with or acquired any other Person after the date hereof; (ii) the Borrower is the surviving entity or the surviving entity assumes (pursuant to an instrument reasonably satisfactory to the Administrative Agent) all the obligations of the Borrower under this Agreement; (iii) immediately after giving effect to such Merger, no Default will exist; (iv) immediately after giving effect to such Merger, the Loans will rank at least pari passu with all other senior unsecured Indebtedness of the surviving entity, whether now existing or hereafter outstanding; (v) except with respect to a Merger with the Parent, the Administrative Agent shall have received satisfactory evidence that an indicative credit rating of the proposed entity shall have been obtained within 60 days prior to the closing of such Merger from Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Moody's Investors Services Inc. or Duff & Phelps Credit Rating Co., and such indicative credit rating shall be equal or better than the actual credit rating of the Borrower obtained from any such credit rating company within 60 days prior to the closing of such Merger, provided that the impact of country risk shall have been excluded from the determination of such indicative credit rating and such actual credit rating. Notwithstanding anything to the contrary in this
Section 6.03(a), the Borrower will be permitted to Merge with any of its Subsidiaries, provided that the Borrower is the surviving entity or the surviving entity assumes (pursuant to an instrument reasonably satisfactory to the Administrative Agent) all the obligations of the Borrower under this Agreement.

                  (b) Lines of Business. The Borrower will not, and will not permit its Subsidiaries to, engage in any business other than the provision of telecommunications services expressly permitted pursuant to the Concession or the Authorization, as the case may be, and any other activities that are reasonably related to the provision of telecommunications services, including internet services, not expressly prohibited pursuant to the Concession or the Authorization, as the case may be.

                  (c) Subsidiaries. The Borrower will neither create nor permit to exist any Subsidiaries, except that, for so long as the Concession or the Authorization, as the case may be, is in full force and effect, the Borrower may create and permit to exist any of the following Subsidiaries:

                        (i) any Operating Subsidiary;

                        (ii) any Wholly Owned Subsidiary, the sole purpose of
                  which is to enter into certain financing transactions, provided that the Borrower shall (I) provide such information in respect of any such transactions as the Administrative Agent, on behalf of the Lenders, may reasonably request and
                  (II) obtain the prior written consent of the Required Lenders prior to the creation of such Subsidiary (such consent not to be unreasonably withheld or delayed); and

                        (iii) any Subsidiary resulting from a Merger under
                  clause (a) of Section 6.03.

                  SECTION 6.04. Investments, Etc.; Hedging Agreements.

                  (a) Investments, Etc. The Borrower will not, and will not permit its Subsidiaries to, purchase, hold or acquire any capital stock, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, Guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit, except (x) investments made in the ordinary course of business of the Borrower and its Subsidiaries, including without limitation (i) investments made in cash equivalents, (ii) loans or advances to employees in the ordinary course of business in an aggregate amount not to exceed $1,000,000 in any calendar year, (iii) advance payments to vendors and other extensions of trade credit in the ordinary course of business, and
(iv) investments in connection with Hedging Agreements permitted under Section 6.04(b) and (y) loans and advances to the Borrower or any of its Subsidiaries by any other Subsidiary and investments by the Borrower or any Subsidiary in any other Subsidiaries permitted under Section 6.03(c), and (z) investments by the Borrower or any of its Subsidiaries in any Operating Affiliate provided that such investment complies with the conditions set forth in the definition of Operating Affiliate. Notwithstanding anything in the immediately preceding sentence to the contrary, the Borrower will not make any loans or advances to, or Guarantee any obligations of, any Affiliate.

                  (b) Hedging Agreements. The Borrower will not, and will not permit its Subsidiaries to, enter into any Hedging Agreement, other than Hedging Agreements entered into in the ordinary course of business to hedge or mitigate risks to which the Borrower or its Subsidiaries are exposed in the conduct of their business or the management of their liabilities.

                  SECTION 6.05. Restricted Payments. In any fiscal period, the Borrower will not, and will not permit its Subsidiaries to, (i) declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, other than dividends declared and paid by Subsidiaries ratably with respect to their capital stock and dividends declared and paid by the Borrower in an amount (or the fair market value of which) not to exceed the lesser of (A) 100% of the net income of the Borrower for such fiscal period and (B) the greater of (1) 35% of the net income of the Borrower for such fiscal period and (2) the sum of the amount of mandatory dividends required by Brazilian law or the Borrower's by-laws to be paid to preferred shareholders of the Borrower and the amount of any concomitant dividend payments made to holders of common shares (capital social), which amount shall not exceed the lesser of (x) the product of the number of common shares (capital social) outstanding and the per share dividend amount payable to the preferred shareholders and (y) 9% of the value of the common shares (capital social) then outstanding, or (ii) pay, or agree to pay, directly or indirectly, to any Shareholder or Affiliate of the Borrower of any thereof any management fees (including those pursuant to the Technical Service Agreement) in an amount exceeding 2% of the revenues of the Borrower for such fiscal period net of ICMS Tax, except that any Restricted Payments may be made to the Borrower by any of its Wholly Owned Subsidiaries. In the event that the amount of Restricted Payments paid or made during a fiscal period in accordance with this Section are in an amount less than the amount permitted in the immediately preceding sentence for such fiscal period, the excess of such permitted amount over such amount of Restricted Payments so paid or made will be added to the amount permitted in the immediately preceding sentence for the subsequent fiscal period and such aggregate sum will be deemed to be the amount permitted for such subsequent fiscal period. Except to the extent permitted herein and except for employee bonus arrangements, the Borrower shall not, and shall not permit any Subsidiary to, undertake or agree to any revenue or profit sharing arrangements.

                  SECTION 6.06. Transactions with Affiliates. The Borrower will not, and will not permit any of its Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (i) transactions at prices and on terms and conditions not less favorable to the Borrower or any Subsidiary than could be obtained on an arm's-length basis from unrelated third parties, (ii) transactions at prices less favorable to the Borrower or any Subsidiary in which the aggregate excess price benefit to the Affiliates does not exceed $500,000 in any fiscal year of the Borrower, (iii) transactions set forth in the Technical Service Agreement,
(iv) the sale, lease or transfer of any of its property or assets to any of its Operating Subsidiaries or its Operating Affiliates provided that such sale, lease or transfer complies with the conditions set forth in the definition of Operating Subsidiary and Operating Affiliate, respectively, and (v) transactions expressly permitted herein.

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                                  ARTICLE VII

                                EVENTS OF DEFAULT

                  If any of the following events ("Events of Default") shall occur:

                  (a) the Borrower shall fail to pay or cause to be paid (i) any principal when and as the same shall become due and payable under any Loan Document, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise, or (ii) any other amount (including interest and fees) when and as the same shall become due and payable under the Loan Document and such failure under the preceding clause (ii) continues for 3 Business Days after the same shall have become due and payable;

                  (b) any representation or warranty made (or deemed made pursuant to Section 4.03) by or on behalf of the Borrower in or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof, or in any written report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof, shall prove to have been incorrect in any material respect when made or deemed made;

                  (c) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.02(i), (ii) or (iii),
Section 5.03 (as to corporate existence) or Section 5.08, or Article VI of this Agreement;

                  (d) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5.13 and such failure shall continue unremedied for a period of 105 or more days, provided that, with respect to any covenant, condition or agreement contained in (i) Section 5.13(a), (b) or (d), if within 105 days after such failure the Borrower shall have (A) prepaid Indebtedness; (B) received irrevocable capital contributions or Subordinated Indebtedness or (C) caused an assignment or participation of Assigned Affiliate Indebtedness, in each case in an amount such that the covenant, condition or agreement contained in such Section would have been fulfilled were such prepayment, contributions, Subordinated Indebtedness, assignment or participation included in the calculation therefor (ceteris paribus), and (ii) Section 5.13 (c), if within 105 days after such failure the Borrower shall have made a deposit in the Collateral Account established in connection with such failure of an amount, and at all times thereafter until such time that the Borrower shall certify its then-current compliance with
Section 5.13(c) (notwithstanding the maintenance of any deposits in the Collateral Account), shall maintain on deposit in such account an amount, such that, the sum of (w) the amount on deposit in such Collateral Account (after conversion into dollars by dividing such reais amount on deposit by the PTAX 800
Rate) and (x) EBITDA for the most recently completed four fiscal quarters equals an amount no less than 400% of Net Interest Expense for the most recently completed four fiscal quarters, then in each case the Borrower shall be deemed to have remedied such failure.

                  (e) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (except those referred to in the immediately preceding paragraphs (c) and (d)) or any material covenant, condition or agreement contained in any other Loan Document and such failure shall continue unremedied for a period of 60 or more days after the Borrower has actual notice thereof;

                  (f) (i) the Borrower or any Subsidiary shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness of the Borrower or any Subsidiary; and (ii) the Borrower shall fail to make (A) at any time that EDC shall be a Lender hereunder, any payment (whether of principal or interest and regardless of amount) in respect of Indebtedness owing to EDC under the credit agreement dated as of September 9, 1997 between EDC and Telecomunicacoes de Minas Gerais S.A., as amended on August 7, 1998 pursuant to an agreement among EDC, Telecomunicacoes de Minas Gerais S.A. and the Borrower whereby the Borrower became the obligor with respect to such Indebtedness; or (B) at any time that EDC shall be a Lender hereunder, any payment (whether of principal or interest and regardless of amount) due by the Borrower in connection with loan number 880-BRA-7261 owing by Telesp Participacoes S.A. to EDC, provided that any grace period applicable to such failure under such Material Indebtedness or such Indebtedness shall have expired;

                  (g) any event or condition occurs that results in any Material Indebtedness of the Borrower or any Subsidiary becoming due prior to its scheduled maturity or that enables or permits (and any grace period applicable to such event or condition under such Indebtedness shall have expired) the holder or holders of any Material Indebtedness of the Borrower or any Subsidiary or any trustee or agent on its or their behalf to cause any Material Indebtedness of the Borrower or any Subsidiary to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity (other than by a regularly scheduled prepayment, repurchase or redemption);

                  (h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) dissolution, liquidation, concordata, reorganization or other relief in respect of the Borrower or any Subsidiary or their respective debts, or of a substantial part of their respective assets, under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Subsidiary or for a substantial part of their respective assets, and, in any such case, such proceeding or petition shall continue undismissed for a period of 60 or more days or an order or decree approving or ordering any of the foregoing shall be entered;

                  (i) the Borrower or any Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking dissolution, liquidation, concordata, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect,
(ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any Subsidiary or for a substantial part of their respective assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or
(vi) take any action for the purpose of effecting any of the foregoing;

                  (j) the Borrower or any Subsidiary shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

                  (k) one or more judgments for the payment of money in an aggregate amount in excess of $5,000,000 (other than judgments which are fully bonded or insured to the reasonable satisfaction of the Administrative Agent) shall be rendered against the Borrower or any Subsidiary and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Borrower or any Subsidiary to enforce any such judgment;

                  (l) any license, consent, authorization, registration or approval at any time necessary to enable the Borrower to comply with any of its obligations under this Agreement or any other Loan Document shall be revoked, withdrawn or withheld or shall be modified or amended in a manner that is reasonably likely to have a Material Adverse Effect;

                  (m) any Governmental Authority shall take any action to condemn, seize, nationalize, expropriate or appropriate the Borrower or any substantial portion of the property of the Borrower (either with or without payment of compensation) or shall take any similar action that is reasonably likely to have a Material Adverse Effect; or the Borrower shall be prevented from exercising normal control over all or a substantial part of its property to the extent such disability is reasonably likely to have a Material Adverse Effect;

                  (n) (i) Brazil or any competent authority thereof shall (A) declare a moratorium on the payment of indebtedness (other than that denominated in Reais) of Brazil or any Governmental Authority thereof or corporations therein or (B) impose foreign exchange control regulations, and such moratorium or imposition shall have continued for a period of 30 days and shall be reasonably likely to have a Material Adverse Effect or (ii) the Borrower shall make a voluntary deposit with the Central Bank of any amount due hereunder in lieu of direct payment to the Person entitled to such payment;

                  (o) The Government of Brazil, ANATEL, the Ministry of Communications or any other competent Governmental Authority shall (i) revoke, terminate, statutorily appropriate, suspend, materially and adversely modify, withdraw or fail to renew the Concession (other than a conversion into or replacement by the Authorization otherwise permitted hereunder) or the Authorization, as the case may be, or (ii) issue any order, rule or decree (whether or not appealable) relating to the revocation, termination, statutory appropriation, suspension or material and adverse modification or withdrawal of the same, or (iii) commence any proceeding for the revocation, termination, statutory appropriation, suspension or material and adverse modification or withdrawal of the same, and any such action by the Government of Brazil, ANATEL, the Ministry of Communications or such other competent Governmental Authority is reasonably likely to have a Material Adverse Effect;

                  (p) a Change in Control shall occur, or any event or condition shall have occurred or be in existence that would result in a Change in Control prior to Maturity Date;

then, in every such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or all of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower (except as expressly provided in this Section); and in case of any event with respect to the Borrower described in clause (h) or (i) of this Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

                                  ARTICLE VIII

                                   THE AGENTS

                  SECTION 8.01. Appointment.

                  (a) Administrative Agent. Each of the Lenders hereby irrevocably appoints the Administrative Agent as its agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

                  (b) Collateral Agent. Pursuant to Article 1288 of the Brazilian Civil Code, each of the Lenders hereby irrevocably appoints and authorizes and designates as its and their attorney-in-fact for purposes of
Article 1317 of the Brazilian Civil Code the Collateral Agent to enter into and act as its agent and attorney-in-fact in connection with the Mortgage Deed and the other Loan Documents to which the Collateral Agent is party and to take such action as agent on its and their behalf and to exercise such powers under such Loans Documents as are delegated to the Collateral Agent by the terms hereof or thereof, together with all such powers as are reasonably incidental thereto. Without limiting the generality of the foregoing, each Lender grants the Collateral Agent special powers to make and receive any pledges or mortgages, to give receipts and releases, to settle, to waive rights, to novate, to agree on terms and to receive service of process in connection with the Loan Documents to which the Collateral Agent is party. Each action taken by the Collateral Agent in connection with the actions contemplated hereunder is performed on behalf of the Lenders.

                  SECTION 8.02. Rights as a Lender. In the event the Person serving as an Agent hereunder shall become a Lender, such Person shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent, and such Person and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Affiliate thereof as if it were not an Agent hereunder.

                  SECTION 8.03. Duties and Obligations. No Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, (i) no Agent shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (ii) no Agent shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise in writing by the Required Lenders, and (iii) except as expressly set forth herein and in the other Loan Documents, no Agent shall have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower that is communicated to or obtained by the bank serving as such Agent or any of its Affiliates in any capacity. No Agent shall be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders or in the absence of its own gross negligence or willful misconduct. No Agent shall be deemed to have knowledge of any Default unless and until written notice thereof is given to the such Agent by the Borrower or a Lender, and no Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein or therein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

                  SECTION 8.04. Reliance. Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. Each Agent also may rely upon any statement made to it orally or by telephone or fax and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. Each Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

                  SECTION 8.05. Use of Sub-Agents. Each Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by such Agent. Each Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of such Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

                  SECTION 8.06. Resignation. Subject to the appointment and acceptance of a successor Agent as provided in this paragraph, any Agent may resign at any time by notifying the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right, subject to the consent of the Borrower (provided that no Event of Default has occurred and is continuing and that such consent is not to be unreasonably withheld), to appoint a successor, which successor shall not be domiciled in a Tax Haven Jurisdiction. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent, subject to the consent of the Borrower (provided that no Event of Default has occurred and is continuing and that such consent is not to be unreasonably withheld), which shall be a bank with an office in New York City or an Affiliate of any such bank, which successor shall not be domiciled in a Tax Haven Jurisdiction. Upon the acceptance of its appointment as Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the such retiring Agent and the retiring Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Agent shall be, without duplication, the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After any Agent's resignation hereunder, the provisions of this Article and Section 9.03 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Agent.

                  SECTION 8.07. Non-reliance Each Lender acknowledges that it has, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

                  SECTION 8.08. Consent to Modification, etc. Except as otherwise provided in Section 9.02(b) with respect to this Agreement, the Administrative Agent may, with the prior consent of the Required Lenders (but not otherwise), consent to any modification, supplement or waiver under any of the Loan Documents.

                                   ARTICLE IX

                                  MISCELLANEOUS

                  SECTION 9.01. Notices. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax, as follows:

                  (a) if to the Borrower, to it at Rua Levindo Lopes, 258-8 Andar, 30140-170 Belo Horizonte - MG, Brazil, Attention of the Chief Financial Officer (Fax No. 55 31 259-3076; Telephone No. 55 31 259-3077);

                  (b) if to the Collateral Agent, to Banco ABN AMRO Real S.A., Av. Paulista, 1374-7o andar, 01310-916 Sao Paul - SP, Brazil (Fax No. 5511-3174-7058);

                  (c) if to the Administrative Agent, to ABN AMRO Bank N.V., Agency Services, PAC HQ4131, Gustav Mahlerlaan 10, P.O. Box 283, 1000 EA Amsterdam, The Netherlands, Attention of Hans van der Horst (Fax No. 31 20 628-7716; Telephone No. 31 20 628-6464); and

                  (d) if to a Lender, to it at its address (or fax number) set forth in Schedule I or in such Lender's Assignment and Acceptance.

Any party hereto may change its address or fax number for notices and other communications hereunder by notice to the other parties hereto (or, in the case of any such change by a Lender, by notice to the Borrower and the Administrative Agent). All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

                  With respect to any notices given by the Administrative Agent or any Lender to the Borrower under any Loan Document, such notifying party shall provide copies of such notice to Telesystem International Wireless, Inc. at 1000 de La Gauchetiere Street West, Montreal, Quebec, H3B 4W5 Canada, Attention of Chief Financial Officer (Fax No. 514-673-8470; Telephone No. 514-673-8497) and to the Parent at SCN Quadra 03 Bloco A - Sobreloja, 70713-000 Brasilia-DF , Attention of the Vice President of Finance (Fax No. 55 61 429 5626; Telephone No. 55 61 429 5604); provided that the failure to provide any such copies shall neither impose any liability on the notifying party nor impair the validity of any notice to the Borrower if such notice was provided in accordance with the other provisions of this Section 9.01.

                  SECTION 9.02. Waivers; Amendments.

                  (a) No Deemed Waivers; Remedies Cumulative. No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

                  (b) Amendments. Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders; provided that no such agreement shall (i) increase any Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of any Loan or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender affected thereby,
(iii) postpone the scheduled date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby, (iv) alter the manner in which payments or prepayments of principal, interest or other amounts hereunder shall be applied as among the Lenders, without the written consent of each Lender, or (v) change any of the provisions of this Section or the definition of the term "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender; and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent.

                  Anything in this Agreement to the contrary notwithstanding, no waiver or modification of any provision of this Agreement that has the effect (either immediately or at some later time) of enabling the Borrower to satisfy a condition precedent to the making of a Loan shall be effective against any Lender unless the Required Lenders shall have concurred with such waiver or modification.

                  SECTION 9.03. Expenses; Indemnity; Damage Waiver.

                  (a) Costs and Expenses. The Borrower shall pay (i) all reasonable out-of-pocket expenses and documentation fees (both external fees and, with respect to the Political Risk Insurance Agreement and the Arranger Participation Agreement, internal legal fees charged by EDC to any party thereto) incurred by each of the Agents and each of ABN AMRO Bank N.V. and BankBoston N.A., each in its capacity as an Arranger, including the reasonable fees, charges and disbursements of counsel for the Agents, in connection with the syndication of the credit facilities provided for herein, the preparation and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all reasonable out-of-pocket expenses incurred by each Agent or any Lender or Arranger, including the fees, charges and disbursements of any counsel for any Agent, any Lender or any Arranger, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Loans made hereunder, including in connection with any workout, restructuring or negotiations in respect thereof. Notwithstanding anything to the contrary in this Section 9.03(a), the Borrower shall be obligated to pay only the reasonable fees and expenses of a single special counsel in New York and any necessary single local counsel in Brazil to the Administrative Agent, the Lenders and the Arrangers and their respective Affiliates, collectively.

                  (b) Indemnification by the Borrower. Notwithstanding any exceptions or exclusions with respect to the representations and warranties made by the Borrower in Article III, the Borrower shall indemnify each Agent, each Lender and each Arranger (each such Person being called an "Indemnitee") against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of any actual or prospective claim, litigation, investigation or proceeding relating to (i) the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the consummation of the Transactions or any other transactions contemplated hereby or (ii) any Loan or the use of the proceeds therefrom, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that (A) such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined to have resulted from the gross negligence or willful misconduct of such Indemnitee and (B) the Borrower shall have no obligation to any

Indemnitee hereunder in connection with (x) any claim, litigation, investigation or proceeding between solely two or more Indemnitees (including any claim, litigation, investigation or proceeding between solely two or more parties, other than the Borrower, to the Arranger Participation Agreement) except to the extent arising solely because of any Default by the Borrower and (y) any waiver, release or settlement entered into by any Indemnitee without the prior written consent of the Borrower solely to the extent such release admits criminal negligence or liability. Each Indemnitee agrees that it shall consult in good faith with the Borrower with respect to any waiver, release or settlement to be entered into by such Indemnitee during negotiation thereof and for which such Indemnitee seeks indemnification pursuant to this Section. Except with respect to any claim, litigation, investigation or proceeding between two or more Indemnitees for which the Borrower is required to indemnify pursuant to this Section, the Borrower shall be obligated to pay only the reasonable fees and expenses of a single special New York counsel and any necessary single local counsel in Brazil to the Indemnitees collectively for each such claim, investigation or proceeding.

                  (c) Reimbursement by Lenders. To the extent that the Borrower fails to pay any amount required to be paid by it to any Agent or any Lender under paragraph (a) or (b) of this Section, each Lender severally agrees to pay to such Agent such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against such Agent in its capacity as such or any Lender.

                  (d) Waiver of Consequential Damages, Etc. To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or the use of the proceeds thereof.

                  (e) Payments. All amounts due under this Section shall be payable not later than 30 days after demand therefor.

                  SECTION 9.04. Successors and Assigns.

                  (a) Assignments Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Related Parties of each of the Agents and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

                  (b) Assignments by Lenders. Notwithstanding anything herein to the contrary, no Lender may assign all or a portion of its rights and obligations pursuant to this Section 9.04(b) unless (A) an Event of Default has occurred and is continuing, (B) payments of interest hereunder by the Borrower to the Lenders are subject to withholding tax in Brazil at a rate at least equal to the rate of withholding tax payable by a Brazilian borrower to Foreign Lenders resident in a jurisdiction that does not have a tax treaty with Brazil, or (C) such assignment shall not subject interest payments to such assignee to withholding tax in Brazil. Subject to the immediately preceding sentence and the provisions of the Arranger Participation Agreement, any Lender may assign to one or more financial institutions all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (i) except in the case of an assignment to a Lender, an Arranger, or a financial institution that is a member of the Federal Reserve System of the United States of America and that has combined capital and surplus of not less than $500,000,000, each of the Borrower and the Administrative Agent must give their prior written consent to such assignment (which consent shall not be unreasonably withheld), (ii) except in the case of an assignment to a Lender, an Arranger, or a pledge or assignment to a Federal Reserve Bank of the United States, or an assignment of the entire remaining amount of the assigning Lender's Commitment(s) and outstanding Loans, the amount of the Commitment(s) and outstanding principal amount of Loans of the assigning Lender (x) subject to each such assignment and (y) retained after giving effect to such assignment (in each case determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $10,000,000 unless each of the Borrower and the Administrative Agent otherwise consent, (iii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement and (iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $2,000; provided further that any consent of the Borrower otherwise required under this paragraph shall not be required if an Event of Default has occurred and is continuing. Upon acceptance and recording pursuant to paragraph (d) of this Section, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, provided that no assignee shall be entitled to receive any greater amount pursuant to Sections 2.11, 2.12 or 2.13 than the assigning Lender would have been entitled to receive in respect of the interest assigned by such Assignment and Acceptance had no such assignment occurred; and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.11, 2.12, 2.13 and 9.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section.

                  (c) Maintenance of Register by the Administrative Agent. The Administrative Agent shall maintain at one of its offices a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

                  (d) Effectiveness of Assignments. Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

                  (e) Participations. Any Lender or Arranger may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more financial institutions (a "Participant") in all or a portion of such Person's rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitments and the Loans owing to it); provided that (i) such Person's obligations under this Agreement and the other Loan Documents shall remain unchanged, (ii) such Person shall remain solely responsible to the other parties hereto or thereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders and Arrangers shall continue to deal solely and directly with such Person in connection with such Person's rights and obligations under this Agreement and the other Loan Documents. Any agreement or instrument pursuant to which a Lender or Arranger sells such a participation shall provide that such Person shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Person will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant. No Participant shall be entitled to receive any greater amount pursuant to Section 2.11, 2.12 or 2.13 than the selling Lender or Arranger would have been entitled to receive in respect of the interest sold to such Participant had no such sale occurred. For the purposes hereunder, each Arranger shall be deemed to be a Participant, except that, notwithstanding the preceding sentence, each Arranger shall be entitled to the benefits of Sections 2.11, 2.12, 2.13 (in each case, subject to Section 2.15) and 9.03 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section.

                  (f) Certain Pledges. Notwithstanding anything herein to the contrary, any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to a Federal Reserve Bank of the United States in support of borrowings made by such Lender from such Federal Reserve Bank, and the other clauses of this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such assignee for such Lender as a party hereto.

                  (g) Assignments to the Borrower or Affiliates. Notwithstanding anything in this Section to the contrary, upon the request of the Borrower, each Lender and Arranger severally agrees to assign or participate all or a portion of its interest in any Loan to the Borrower or any of its Affiliates at a price equal to the principal amount of such Loans assigned or in which such participation is made plus accrued and unpaid interest thereon to the date of such assignment or participation, provided that (i) the Borrower or such Affiliate shall have no voting rights with respect to such assigned or participated interest in connection with any decision or action undertaken by the Administrative Agent, any Lender or Arranger hereunder or under any Loan Document and (ii) such assignment or participation shall be made pro-rata among all the Lenders and Arrangers in proportion to (A) in the case of an Arranger, the principal amount of the participations held by such Arranger or (B) in the case of a Lender, the principal amount of the Loans made by such Lender and not subject to a participation with an Arranger, all as determined by the Administrative Agent with notice thereof to the Borrower. In any other event, no Lender may assign or participate any interest in any Loan held by it hereunder to the Borrower or any of its Affiliates without the prior consent of each Lender. For the purposes of calculating the financial covenants set forth in
Section 5.13, neither Loans that shall have been assigned to the Borrower or any of its Affiliates nor Loans in which the Borrower or any of its Affiliates shall hold a participation, in each case pursuant to this Section 9.04(g), shall constitute Indebtedness.

                  SECTION 9.05. Survival. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Commitments have not expired or terminated. The provisions of Sections 2.11, 2.12, 2.13 and 9.03 and
Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

                  SECTION 9.06. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts. Delivery of an executed counterpart of a signature page to this Agreement by fax shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract between and among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

                  SECTION 9.07. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

                  SECTION 9.08. Right of Setoff. Subject to Section 2.14(d), if a Event of Default pursuant to clause (a), (h), (i) or (j) of Article VII shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrower against any of and all the matured obligations of the Borrower existing under this Agreement at such time and held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement. The rights of each Lender under this Section are in addition to other rights and remedies which such Lender may have.

                  SECTION 9.09. Governing Law; Jurisdiction; Service of Process; Etc.

                  (a) Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York.

                  (b) Submission to Jurisdiction. Each party hereto hereby agrees that any suit, action or proceeding with respect to this Agreement, the other Loan Documents or any judgment entered by any court in respect thereof may be brought in the United States District Court for the Southern District of New York, in the Supreme Court of the State of New York sitting in New York County (including its Appellate Division), or in any other appellate court in the State of New York, as the party commencing such suit, action or proceeding may elect in its sole discretion; and each party hereto hereby irrevocably submits to the jurisdiction of such courts and all appellate courts thereof for the purpose of any such suit, action, proceeding or judgment. Each party hereto further submits, for the purpose of any such suit, action, proceeding or judgment brought or rendered against it, to the appropriate courts of the jurisdiction of its domicile.

                  (c) Process Agent. The Borrower hereby agrees that service of all writs, process and summonses in any such suit, action or proceeding brought in the State of New York may be made upon CT Corporation, presently located at 111 Eighth Avenue, New York, New York 10011, U.S.A. (the "Process Agent"), and the Borrower hereby confirms and agrees that the Process Agent has been duly and irrevocably appointed as its agent and true and lawful attorney-in-fact in its name, place and stead to accept such service of any and all such writs, process and summonses, and agrees that the failure of the Process Agent to give any notice of any such service of process to the Borrower shall not impair or affect the validity of such service or of any judgment based thereon.

                  (d) Other Service. Nothing herein shall in any way be deemed to limit the ability of the any Agent or any Lender to serve any such writs, process or summonses in any other manner permitted by applicable law or to obtain jurisdiction over the Borrower in such other jurisdictions, and in such manner, as may be permitted by applicable law.

                  (e) Waiver of Venue. The Borrower hereby irrevocably waives any objection that it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document brought in the Supreme Court of the State of New York, County of New York or in the United States District Court for the Southern District of New York, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

                  SECTION 9.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

                  SECTION 9.11. No Immunity. To the extent that the Borrower may be or become entitled, in any jurisdiction in which judicial proceedings may at any time be commenced with respect to this Agreement or any other Loan Document, to claim for itself or its properties or revenues any immunity from suit, court jurisdiction, attachment prior to judgment, attachment in aid of execution of a judgment, execution of a judgment or from any other legal process or remedy relating to its obligations under this Agreement or any other Loan Document, and to the extent that in any such jurisdiction there may be attributed such an immunity (whether or not claimed), the

Borrower hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction.

                  SECTION 9.12. Judgment Currency.

                  (a) This is an international loan transaction in which the specification of dollars and payment in New York is of the essence, and the obligations of the Borrower under this Agreement to make payment to (or for the account of) a Lender in dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any other currency or in another place except to the extent that such tender or recovery results in the effective receipt by such Lender in New York of the full amount of dollars payable to such Lender under this Agreement. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in dollars into another currency (in this Section called the "judgment currency"), the rate of exchange that shall be applied shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase such dollars at the principal office of the Administrative Agent in New York City with the judgment currency on the Business Day next preceding the day on which such judgment is rendered. The obligation of the Borrower in respect of any such sum due from it to the Administrative Agent or any Lender hereunder or under any other Loan Document (in this Section called an "Entitled Person") shall, notwithstanding the rate of exchange actually applied in rendering such judgment, be discharged only to the extent that on the Business Day following receipt by such Entitled Person of any sum adjudged to be due hereunder in the judgment currency the Administrative Agent could purchase dollars at the office of the Administrative Agent in New York City in accordance with normal banking procedures with the amount of the judgment currency so adjudged to be due; and the Borrower hereby, as a separate obligation and notwithstanding any such judgment, agrees to indemnify such Entitled Person against, and to pay such Entitled Person on demand, in dollars, the amount (if any) by which the sum originally due to such Entitled Person in dollars hereunder exceeds the amount of the dollars so purchased and transferred.

                  (b) It is expressly agreed by the Borrower hereunder that payment in immediately available and freely transferable dollars at the time and the place provided in this Agreement is the essence of this Agreement and payment in any other currency or manner shall not be deemed to satisfy the obligations of the Borrower hereunder, whether or not the ability of the Borrower to make such payment is or remains within its control or shall be subject to a force majeure. Upon the occurrence of a Dollar Restriction, the Borrower hereby agrees to promptly take all steps and efforts necessary or appropriate to effectuate the conversion and/or transfer of the amount of local currency then necessary to provide for the Affected Payment then due and payable in respect of the Loan, all in accordance with the laws, regulations and procedures then in effect in Brazil, including, without limitation, by payment as then may be directed by the Lender of such amount to a Brazilian currency account maintained by the Administrative Agent at Banco ABN AMRO Real S.A. or at the Central Bank or at such other bank or depositary as specified by the Administrative Agent, and the entering into by the Borrower of any foreign exchange agreements then required by the laws, regulations or procedures of the Central Bank. The amount of any such local currency payment shall be determined by the PTAX 800 Rate, on the Affected Payment Date (as defined below) or, if the PTAX 800 Rate ceases to exist, at the rate obtained through another customary legal channel for transactions of the type contemplated in this Agreement, or, if there is no such rate replacing the PTAX 800 Rate, such rate as is determined by Banco ABN AMRO Real S.A. in good faith.

                  Any payment in Brazilian currency in accordance with the provision of this Clause shall not be deemed to discharge the Borrower's obligation to make payment in U.S. dollars of the amount then due and payable to which such payment in Brazilian currency relates unless and until the Administrative Agent shall have received the full amount then due hereunder in immediately available and freely transferable dollars at the place and in the manner provided for herein.

                  The term "Affected Payment Date" means an Interest Payment Date or the Maturity Date under this Agreement.

                  SECTION 9.13. Use of English Language. This Agreement has been negotiated and executed in the English language. All certificates, reports, notices and other documents and communications given or delivered pursuant to this Agreement (including any modifications or supplements hereto) shall be in the English language, or if not in the English language and to the extent requested by the Administrative Agent, accompanied by a certified

English translation thereof other than documents required to be delivered pursuant to (i) Section 5.01(a), (b)(i) and (ii), (d) or (e) for which an English language translation shall be delivered within 15 days thereafter and
(ii) Section 4.02. Except in the case of laws or official communications of any Governmental Authority of Brazil, in the case of any document originally issued in a language other than English, the English language version of any such document shall for purposes of this Agreement, and absent manifest error, control the meaning of the matters set forth therein.

                  SECTION 9.14. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

                  SECTION 9.15. Treatment of Certain Information;
Confidentiality.

                  (a) Treatment of Certain Information. The Borrower acknowledges that from time to time financial advisory, investment banking and other services may be offered or provided to the Borrower (in connection with this Agreement or otherwise) by any Lender or by one or more Affiliates of such Lender and the Borrower hereby authorizes each Lender to share any information delivered to such Lender by the Borrower pursuant to this Agreement, or in connection with the decision of such Lender to enter into this Agreement, to any such Affiliate, it being understood that any such Affiliate receiving such information shall be bound by the provisions of paragraph (b) of this Section as if it were a Lender hereunder. Such authorization shall survive the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

                  (b) Confidentiality. Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors in each case on a need to know basis (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority, (iii) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (iv) to any other party to this Agreement, (v) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this paragraph, to any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (vii) with the consent of the Borrower, (viii) to the Insurer or (ix) to the extent such Information (x) becomes publicly available other than as a result of a breach of this paragraph or (y) becomes available to any Agent, any Arranger or any Lender on a nonconfidential basis from a source other than the Borrower. For the purposes of this paragraph, "Information" means all information received from the Borrower or its Related Parties relating to the Borrower or its business, including, without limitation, the reports delivered pursuant to Sections 5.01(e) and 5.01(f) hereof, other than any such information that is available to any Agent or any Lender on a nonconfidential basis prior to disclosure by the Borrower; provided that, in the case of information received from the Borrower or its Related Parties after the date hereof, other than the reports delivered pursuant to Sections 5.01(e) and 5.01(f) hereof, and the information delivered pursuant to Section 6.03(c)(iii), such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                            TELEMIG CELULAR S.A.



                                            By:  ______________________________
                                                 Name:
                                                 Title:


                                            By:  ______________________________
                                                 Name:
                                                 Title:

ATTESTATION OF WITNESSES:


Name:_______________________________
Occupation:_________________________
Address:____________________________


Name:_______________________________
Occupation:_________________________
Address:____________________________

                                            BANCO ABN AMRO REAL S.A.,
                                                     as Collateral Agent


                                            By       ___________________________
                                                     Name:
                                                     Title:


                                            By       ___________________________
                                                     Name:
                                                     Title:


                                            ABN AMRO BANK N.V.,
                                                     as Administrative Agent


                                            By       ___________________________
                                                     Name:
                                                     Title:

                                            By       ___________________________
                                                     Name:
                                                     Title:

ATTESTATION OF WITNESSES:


Name:_______________________________
Occupation:_________________________
Address:____________________________


Name:_______________________________
Occupation:_________________________
Address:____________________________

                                     LENDER



                                            EXPORT DEVELOPMENT CORPORATION


                                            By       ___________________________
                                                     Name:
                                                     Title:


                                            By       ___________________________
                                                     Name:
                                                     Title:
ATTESTATION OF WITNESSES:


Name:_______________________________
Occupation:_________________________
Address:____________________________


Name:_______________________________
Occupation:_________________________
Address:____________________________

                                   SCHEDULE I

EXPORT DEVELOPMENT CORPORATION

        Original Commitment                                 $91,000,000

        Additional Commitment                               $50,000,000

Address for notice:

         Export Development Corporation
         151 O'Connor
         Ottawa, Canada K1A 1K3
         Attn:  Loans Operation
         Ref:  880-BRA-8481

                                    EXHIBIT A

                       [Form of Assignment and Acceptance]

                            ASSIGNMENT AND ACCEPTANCE

                  Reference is made to the Amended and Restated Credit Agreement dated as of April 3, 2001 (as amended and in effect on the date hereof, the "Credit Agreement"), among Telemig Celular S.A., the Lenders named therein, Banco ABN AMRO Real S.A. as Collateral Agent and ABN AMRO Bank N.V. as Administrative Agent for the Lenders. Terms defined in the Credit Agreement are used herein with the same meanings.

                  The Assignor named on the reverse hereof hereby sells and assigns, without recourse, to the Assignee named on the reverse hereof, and the Assignee hereby purchases and assumes, without recourse, from the Assignor, effective as of the Assignment Date set forth on the reverse hereof, the interests set forth on the reverse hereof (the "Assigned Interest") in the Assignor's rights and obligations under the Credit Agreement, including the interests set forth on the reverse hereof in the Commitment of the Assignor on the Assignment Date and Loans owing to the Assignor which are outstanding on the Assignment Date, together with unpaid interest accrued on the assigned Loans to the Assignment Date, and the amount, if any, set forth on the reverse hereof of the unpaid fees accrued to the Assignment Date for the account of the Assignor. The Assignee hereby acknowledges receipt of a copy of the Credit Agreement. From and after the Assignment Date (i) the Assignee shall be a party to and be bound by the provisions of the Credit Agreement and, to the extent of the interests assigned by this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and (ii) the Assignor shall, to the extent of the interests assigned by this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement.

                  This Assignment and Acceptance is being delivered to the Administrative Agent together with, if the Assignee is a Foreign Lender, any documentation required to be delivered by the Assignee pursuant to Section 2.13(e) of the Credit Agreement, duly completed and executed by the Assignee. The [Assignee/Assignor] shall pay the fee payable to the Administrative Agent pursuant to Section 9.04(b) of the Credit Agreement.

                  This Assignment and Acceptance shall be governed by and construed in accordance with the laws of the State of New York.

Date of Assignment:

Legal Name of Assignor:

Legal Name of Assignee:

Assignee's Address for Notices:

Effective Date of Assignment

("Assignment Date")(1):


--------
(1) Must be at least five Business Days after execution hereof by all required parties.

                                    Percentage Assigned of Loans/Commitment (set
                                    forth, to at least 8 decimals, as a percentage    Aggregate Commitments of
Assigned Interest                   of the Loans and the Principal Amount Assigned    all Lenders thereunder

Commitment Assigned:                $    %

Loans Assigned:                     $    %

Fees Assigned:                      $

The terms set forth above and on the reverse side hereof are hereby agreed to:

                                    [NAME OF ASSIGNOR], as Assignor


                                    By:      ________________________________
                                             Name:
                                             Title:


                                    [NAME OF ASSIGNEE], as Assignee

                                    By:      ________________________________
                                             Name:
                                             Title:

The undersigned hereby consent to the within assignment:(2)

TELEMIG CELULAR S.A.

By:      _________________________
         Name:
         Title:

ABN AMRO BANK N.V.,
         as Administrative Agent

By:      _________________________
         Name:
         Title:

--------
(2) Consents to be included to the extent required by Section 9.04(b) of the Credit Agreement.

                                    EXHIBIT B

                       [Form of Process Agent Acceptance]

__________ __, 2001

CT Corporation System
111 Eighth Avenue
New York, New York  10011
U.S.A.

Dear Sir/Madam:

         Reference is made to the Amended and Restated Credit Agreement, dated as of April 3, 2001 (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among TELEMIG CELULAR S.A., a Brazilian corporation (the "Borrower"), the lenders party thereto, BANCO ABN AMRO Real S.A., as Collateral Agent, and ABN AMRO BANK N.V., as Administrative Agent, providing for loans to be made by said lenders to the Borrower in an aggregate principal amount not exceeding $141,000,000. Capitalized terms used and not defined in this letter shall have the meaning given to those terms in the Credit Agreement.

         Pursuant to Section 9.09(c) of the Credit Agreement the Borrower has appointed CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011, as its agent in its name, place and stead to accept service of any writ, process or summons in respect of any legal actions or proceedings in New York arising out of or in connection with the Credit Agreement or any other Loan Document.

         The term of appointment is for a period of six years effective as of April 6, 2001. Enclosed is a check in the amount of [$____] for the six year term of this representation. Also enclosed are copies of the relevant pages of the Credit Agreement.

Any process served upon you for the Borrower should be sent to the following address:

         Telemig Celular S.A.
         Rua Levindo Lopes, 258-8 Andar
         30140-170 Belo Horizonte - MG
         Brazil
         Attention:  Chief Financial Officer
         Tel:  55 31 259-3077
         Fax:  55 31 259-3076

with copies to:

         Telesystem International Wireless, Inc
         1000 de la Gauchetiere Street West
         Montreal, Quebec H3B 4W5
         Canada
         Attention:  Chief Financial Officer
         Tel:  514-673-8497
         Fax:  514-673-8470

Telemig Celular Participacoes S.A.
SCN Quadra 03 Bloco A
Sobreloja 70713-000
Brasilia-DF
Attention:  Vice President of Finance
Tel:  55 61 429 5604
Fax:  55 61 429 5626

Pillsbury Winthrop LLP
One Battery Park Plaza
New York, New York  10004-1490
Attention:  David P. Falck
Tel:     212-858-1438
Fax:     212-858-1500

         Please note that by accepting this appointment, CT Corporation System agrees that (i) this appointment will be binding upon CT Corporation System and any of its successors, (ii) it will maintain an office in New York, New York, U.S.A. at all times through the term of this appointment, (iii) it will give prompt notice to the Borrower of any change of its address during such period and (iv) it will promptly forward to the Borrower any summons, complaint or other legal process, that it receives in connection with its appointment as such agent and attorney-in-fact of the Borrower.

         Please confirm your acceptance of the foregoing appointment as agent for service of process of the Borrower by countersigning this notice where indicated below.

                                            Very truly yours,

                                            TELEMIG CELULAR S.A.


                                            By       ___________________________
                                                     Name:
                                                     Title:



                                            By       ___________________________
                                                     Name:
                                                     Title:

Appointment accepted and agreed to:

CT CORPORATION SYSTEM

By:                        ________________________
         Name:
         Title:



Enclosure

                                    EXHIBIT C


                                  New York, NY

                                    [FORM OF
                                PROMISSORY NOTE]

                  For value received, the undersigned, TELEMIG CELULAR S.A., a sociedade anonima organized under the laws of Brazil (the "BORROWER"), hereby unconditionally promises to pay to the order of _________________ (the "LENDER"), at the branch office of the Administrative Agent located at [] New York, New York [ ], in lawful money of the United States of America and in immediately available funds, the principal amount of _____________ U.S. DOLLARS ($_________), or, if less, the unpaid principal amount of the Loans made by the Lender pursuant to Section 2.01 of the Credit Agreement on the Maturity Date at 12:00 p.m., New York time. The Borrower further agrees to pay interest in like money at such office on the unpaid principal amount hereof from time to time outstanding at the rates and on the dates specified in Section 2.09 of the Credit Agreement. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Amended and Restated Credit Agreement dated as of April 3, 2001 among the Borrower, the Lenders party thereto, Banco ABN AMRO Real S.A. as Collateral Agent and ABN AMRO Bank N.V. as Administrative Agent (as may be amended from time to time, the "CREDIT AGREEMENT").

                  This Note (a) is one of the Notes described in Section 2.06(f) of the Credit Agreement, (b) is subject to the terms and conditions of the Credit Agreement and (c) is subject to optional prepayment in whole or in part as provided in the Credit Agreement.

                  The holder of this Note is authorized to endorse on the schedule annexed hereto and made a part hereof (or on a continuation thereof which shall be attached hereto and made a part hereof) the date, type and amount of each Loan made by the Lender and the date and amount of each payment or prepayment of interest with respect thereto and the length of each Interest Period with respect thereto. Each such endorsement shall constitute, absent manifest error, prima facie evidence of the accuracy of the information endorsed. The failure to make any such endorsement shall not affect the obligations of the Borrower in respect of such Loans.

                  Upon the occurrence of any one or more of the Events of Default, all amounts then remaining unpaid under this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Credit Agreement.

                  Except as provided in Section 9.04 of the Credit Agreement, this Note may not be assigned by the Lender to any other Person.

                  All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, endorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind, except as specifically provided for in Article VII of the Credit Agreement.

                  THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

                  IN WITNESS WHEREOF, the Borrower has caused this Promissory Note to be duly executed and delivered as of the day and year first above written.

                                            TELEMIG CELULAR S.A.


                                            __________________________________
                                            By:
                                            Title:


                                            Address for notices:


                                            Facsimile No:

                                LOAN INFORMATION

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                                                           Principal         Outstanding
                     Principal      Interest Period        Amount Repaid     Principal           Notation Made
Date of Loan          Amount        and Interest Rate      or Prepaid        Amount              By
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

                                    EXHIBIT D


                           [FORM OF BORROWING REQUEST]

                                BORROWING REQUEST

                  Reference is made to the Credit Agreement dated as of April 3, 2001 (as amended, supplemented or otherwise modified and in effect from time to time, the "Credit Agreement") among Telemig Celular S.A. (the "Company"), the lenders party thereto as Lenders (the "Lenders"), Banco ABN AMRO Real S.A. as Collateral Agent and ABN AMRO BANK N.V., as Administrative Agent (the "Administrative Agent"). Unless otherwise defined in this Certificate, capitalized terms used but not defined herein shall have the meaning given to such terms in the Credit Agreement.

                  The Company hereby requests a Borrowing from Lenders under the Credit Agreement as follows:

                  1. The aggregate principal amount of such Borrowing:
$__________

                  2. The date of such Borrowing: __________, 2000

                  3. The Borrowing is to be (check one):___ an ABR Borrowing or
                                                        ___ a Eurodollar
                                                            Borrowing.

                  The undersigned President or Financial Officer of the Company, in his/her capacity as officer of the Company, and the Company certify that:

                        (i) the representations and warranties of the Company
                  set forth in Article III of the Credit Agreement are true and correct in all material respects on and as of the date hereof to the same extent as though made on and as of the date hereof, except to the extent such representations and warranties are stated to have been made solely as of an earlier date, in which case such representations and warranties were true and correct on and as of such earlier date; and

                        (ii) at the time of and immediately after giving effect
                  to such Borrowing, no Default has occurred and is continuing.

Dated:  ____________, ___                TELEMIG CELULAR S.A.

                                         By   _____________________________
                                               Name:
                                               Title:

                                    EXHIBIT E

                             [FORM OF MORTGAGE DEED]

                             PUBLIC DEED OF MORTGAGE

         On this ____ day of __________,2001, there appeared before me, notary public, the following parties:

         (a) Telemig Celular S.A., a company duly organized and existing in accordance with the laws of Brazil, with its head office in the City of Belo Horizonte, State of Minas Gerais, enrolled in the Corporate Taxpayers' List ("C.N.P.J./M.F.") under nr. ____, herein represented in accordance with its By-laws by Mr(s). _________________, [citizenship], [marital status], [profession], resident and domiciled at _________________, bearer of identity card ("RG") nr. ____ and enrolled in the Individual Taxpayers' List ("C.P.F.M.F.") under nr. ____ ("Company"); and

         (b) The Lenders listed in Annex I hereto, herein represented by Banco ABN AMRO Real S.A. (the "Collateral Agent"), a financial institution duly organized under the laws of Brazil, with its head office in the City of Sao Paulo, State of Sao Paulo, enrolled in the Corporate Taxpayers' List ("C.N.P.J./M.F.") under nr. ____, herein represented in accordance with its By-laws by Mr(s). _______________________, [citizenship], [marital status], [profession], resident and domiciled at __________________, bearer of identity card ("RG") nr. ____ and enrolled in the Individual Taxpayers' List ("C.P.F.M.F.") under nr. ____.

The parties declared the following:

         1. The Company entered on April 3, 2001 into an Amended and Restated Credit Agreement (as amended, modified or otherwise supplemented from time to time, the "Credit Agreement") with ABN AMRO Bank, N.V., as Administrative Agent, the Collateral Agent and the Lenders, pursuant to which the Administrative Agent and the other Lenders party thereto from time to time (the "Secured Parties") have agreed to make loans to the Company in a maximum aggregate amount of US$141,000,000, bearing variable interest at the rate of not more than 500 basis points above Adjusted LIBO Rate, with final maturity five years after the Disbursement Date and under the other terms and conditions thereof. Unless otherwise defined in this Public Deed of Mortgage, capitalized terms used but not defined herein shall have the meaning given to such terms in the Credit Agreement.

         2. The Company is the legal owner of the real estate property subject to the mortgage created herein, and such property is free and clear of any Lien of whatsoever nature, except for the mortgage created herein and Permitted Encumbrances, if any.

         3. It is a covenant entered into in connection with the making of the loans to the Company under the Credit Agreement that the Company constitutes a first priority mortgage in favor of the Secured Parties in (i) the following real estate properties (the "Properties"),

[detailed description of the Mortgaged Assets, including the documents of acquisition and registrations with the Real Estate Registry Office and City Hall];

(ii) the insurance policies in respect of the Properties and all payments or proceeds resulting from such insurance or from the sale, transfer or disposition of the Properties, whether voluntary or involuntary, (the "Other Collateral", and, collectively with the Properties, the "Mortgaged Assets").

         4. It is a covenant entered into in connection with the disbursement of the loans to the Company under the Agreement that the Company shall have executed and delivered this Public Deed of Mortgage to the Collateral Agent, for the benefit of the Secured Parties.

         5. Except as otherwise stated herein, all terms and conditions of the Credit Agreement shall fully and automatically apply to this deed and shall be deemed as an integral part hereof, as if they were transcribed herein.

         6. The Mortgage hereby created shall be valid and effective upon registration of this Deed before the competent Real Estate Registry (Cartorio de Registro de Imoveis) and shall remain valid and effective until the satisfaction in full by the Company of all obligations of the Company under the Credit Agreement or any Note issued thereunder (the "Obligations"). If any payment made by the Company to the Administrative Agent in connection with the Credit Agreement or this Deed shall be returned due to a concordata or a bankruptcy of the Company, or for any other reason, this Deed shall remain valid and effective as if such payments were never made.

         7. All present or future constructions, installations, improvements and additions to the Mortgaged Assets, are and shall be equally subject to the mortgage created hereby.

         8. By virtue of the Mortgage granted herein, the Company undertakes to
(a) properly administer the Mortgaged Assets, maintaining same in good condition and free from any trespass; (b) maintain the Mortgaged Assets always in good standing with regard to taxes, duties or any Federal, State or Municipal contributions; (c) not to encumber or dispose any of the Mortgaged Assets in any manner for the term of validity of this mortgage, without the prior and express written authorization of the Collateral Agent, (d) maintain the Mortgaged Assets insured against all risks, including, but not limited to, fire, damage and destruction, for the period commenced on the date hereof until the mortgage created hereby has been fully released by the Collateral Agent, appointing the Collateral Agent in the respective insurance policies as beneficiary thereof;
(e) supplement the mortgage in the event of loss, deterioration or devaluation of any of the Mortgaged Assets; and (f) maintain this mortgage valid, binding and enforceable until the full satisfaction of all Obligations.

         9. Also by virtue of this mortgage, the Company expressly waives, in favor of the Collateral Agent and the Secured Parties, any legal privilege which may make difficult the exercise of the rights of the Collateral Agent or the Secured Parties, and undertakes to obtain all filings and registrations necessary to perfect the mortgage within 15 days counted from the date hereof, or, in the case of any present or future constructions, installations, improvements and additions to the Mortgaged Assets, within 15 days counted from the date thereof.

         10. The Company hereby covenants, represents and warrants to the Collateral Agent, for the benefit of the Secured Parties, as follows:

                  (a) it has the power and authority and the legal right to execute and deliver, to perform its obligations under, and to grant the mortgage in the Mortgaged Assets pursuant to this Deed; and it has taken all necessary action to authorize the execution, delivery and performance of, and grant of the mortgage in the Mortgaged Assets pursuant to this Deed;

                  (b) this Deed constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, and upon registration of this Deed in the appropriate Real Estate Registry (Servico de Registro de Imoveis) in Brazil the mortgage hereby created will constitute a valid, perfected mortgage in the Mortgaged Assets, enforceable in accordance with its terms against all its creditors, except in each case as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally;

                  (c) the execution, delivery and performance of this Deed will not violate any provision of any requirement of law or contractual obligation applicable to or binding upon the Company and will not result in the creation or imposition of any Lien on any of its properties or revenues pursuant to any provision of any requirement of law or contractual obligation applicable to or binding upon the Company, except the mortgage created by this Deed;

                  (d) no material consent or authorization of, filing with, or other act by or in respect of, any arbitrator or governmental authority and no material consent of any other third party is required in connection with the execution, delivery, performance, validity or enforceability of this Deed, except for the registration of this Deed with the competent Real Estate Registry (Servico de Registro de Imoveis) in Brazil;

                  (e) no litigation, investigation or proceeding of or before any arbitrator or governmental authority is pending or, to its knowledge, threatened by it or against it or against any of its properties or revenues with respect to this Deed or any of the transactions contemplated hereby;

                  (f) it is the legitimate owner of the Mortgaged Assets and the Mortgaged Assets are free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar Lien, except the mortgage created by this Deed and Permitted Encumbrances, if any;

                  (g) it shall replace and/or immediately complete the mortgage created hereby in the event any of the Mortgaged Assets deteriorate, for any reason whatsoever, or become subject to any form of restraint, seizure or confiscation or to any judicial or administrative proceeding which may in any way reduce the economic value of the mortgage created hereby;

                  (h) it shall maintain the mortgage created by this Deed as a perfected mortgage and shall defend such mortgage against claims and demands of all third parties whomsoever. At any time and from time to time, upon the written request of the Collateral Agent, and at the sole expense of the Company, it will promptly and duly execute and deliver such further instruments and documents and take such further actions as the Collateral Agent may reasonably request for the purposes of obtaining or preserving the full benefits of this Deed and of the rights and powers herein granted;

                  (i) it shall pay, and save the Collateral Agent and the Secured Parties harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes which may be payable or determined to be payable with respect to any part of the Mortgaged Assets or in connection with any of the transactions contemplated by this Deed;

                  (j) it shall, without prejudice to the provisions of Section 7 hereof, (A) maintain in full force and effect until the mortgage created hereby has been fully released by the Collateral Agent, all Obligations have been fully satisfied and no amount is due to the Secured Parties by the Company under the Credit Agreement, insurances in respect of the Mortgaged Assets, from insurance companies reasonably satisfactory to the Collateral Agent, appointing the Collateral Agent as beneficiary under the respective insurance policies, (B) comply with all requirements under the insurance policies so as to maintain them in full force and effect, (C) not change any insurance company providing insurance for any of the Mortgaged Assets without prior written consent of the Collateral Agent and (D) furnish copies of all insurance policies (including amendments thereto) in respect of any of the Mortgaged Assets and evidence of payments of premium in respect thereto to the Collateral Agent or to any person as may be requested by the Collateral Agent; and

                  (k) it shall, without prejudice to the provisions of Section 7 hereof, pay all taxes, duties, contributions, charges, imposts, assessments or any other similar charges, Municipal, State or Federal, in respect of the Mortgaged Assets, including, without limitation, any Tax on Real Estate Properties (IPTU) due to any municipality, and furnish copies of all receipts evidencing payments thereof from time to time to the Collateral Agent or to any person as may be required by the Collateral Agent.

         11. At any time during the validity of this mortgage, the Collateral Agent and the Secured Parties shall be entitled to immediately foreclose on the mortgage (i) upon breach by the Company of any provision contained in the Credit Agreement or (ii) upon breach by the Company of any legal provision, especially those described in articles 762 and 954 of the Brazilian Civil Code or (iii) if any of the following events occurs:

                  (a) if any administrative or judicial proceeding is commenced against the Company for collection of any amount due under the Credit Agreement;

                  (b) if the Company becomes insolvent, or if any executory suit is filed against the Company, or if a request for bankruptcy or an insolvency proceeding is filed against the Company;

                  (c) if the Company applies for concordata (moratorium) or performs any act which characterizes its bankruptcy status;

                  (d) if the Company totally or partially transfers any of the Mortgaged Assets to third parties or if Company creates other Liens, other than Permitted Encumbrances, on the property without the prior approval of the Collateral Agent;

                  (e) if the Company fails to comply with any of the Obligations and the obligations undertaken hereby; or

                  (f) if any of the Mortgaged Assets deteriorate, or depreciate, or are attached, or the Company applies for concordata (moratorium) or performs any act which may characterize its bankruptcy status and the Company refuses to cause the extension of the mortgage to other real estate or give additional guarantees.

         12. If any of the Mortgaged Assets is totally or partially expropriated, the Company shall, within 15 (fifteen) days from the receipt of a request from the Collateral Agent, present a new collateral securing the Obligations in substitution of the mortgage created hereby. If such new collateral is not presented in such 15-day period, the Collateral Agent and the Secured Parties shall be subrogated in all amounts owed by the expropriator to the Company in connection with the expropriation ("Expropriation Amount"). The Company hereby grants to the Collateral Agent any and all necessary powers to receive from the expropriator the Expropriation Amount.

         13. The foreclosure by the Collateral Agent or the Secured Parties of the mortgage created hereby shall not prevent the foreclosure of any other security extended by the Company to the Collateral Agent or the Secured Parties.

         14. The Collateral Agent shall have the right, upon a written communication to the Company, to inspect the Mortgaged Assets at any time.

         15. All notices, requests and demands to or upon the respective parties to this Deed to be effective shall be made in writing to the intended recipient at the following addresses:

                  (a) if to the Company:

                  ___________________________
                  ___________________________
                  ___________________________
                  Tel : _____________________
                  Fax :  ____________________
                  Att.: _____________________

                  (b) if to the Collateral Agent:

                  ___________________________
                  ___________________________
                  ___________________________
                  Tel : _____________________
                  Fax :  ____________________
                  Att.: _____________________

                  (c) if to the Secured Parties:


                  c/o Banco ABN AMRO Real S.A.
                  ___________________________
                  ___________________________
                  Tel : _____________________
                  Fax :  ____________________
                  Att.: _____________________

                  (d) or at such other address or facsimile number from time to time designated by such party to the other hereto for such purposes.

         16. All expenses and costs with the preparation, execution and registration of this Deed of Mortgage shall be borne by the Company;

         17. Any dispute arising hereof shall be submitted to the central Courts of the City of Sao Paulo, State of Sao Paulo, Brazil.

         The parties hereto expressed their full agreement with the tenor of this Deed and authorize all registrations and filings required for the validity of the mortgage created hereby. The parties presented to me the certificate of Registration (Matricula) number ___ issued by the ______ Real Estate Registry Office of _________ evidencing that there are no Liens or encumbrances, other than Permitted Encumbrances, if any, on the Mortgaged Assets.

                         FIRST AMENDMENT TO AMENDED AND
                            RESTATED CREDIT AGREEMENT

                  This First Amendment dated as of April 23, 2001 to the Amended and Restated Credit Agreement dated as of April 3, 2001 (the "Credit Agreement") is made and entered into by and among Telemig Celular S.A., as Borrower, the Lenders party hereto and ABN AMRO Bank N.V., as Administrative Agent.

                                    RECITALS

                  The parties signatory to this Amendment are the parties to the Credit agreement and desire to amend the terms of the Credit Agreement as set forth in this Amendment.

                  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I
                                   DEFINITIONS

                  SECTION 1.01. Definitions. Except as expressly provided otherwise in this Amendment, terms used in this Amendment shall have the respective meanings given to such terms in the Credit Agreement.

                                   ARTICLE II
                                   AMENDMENTS

                  SECTION 2.01. Amendments. Effective upon the date hereof, the Credit Agreement is hereby amended as follows:

                  (a) The following definitions contained in Section 1.01 are replaced in their entirety as follows:

                           "Applicable Margin" means (i) with respect to any Eurodollar Loan disbursed under the Original Credit Agreement, (A) prior to April 30, 2001, 5.00% per annum and (B) on such date and thereafter, 4.875% per annum, (ii) with respect to any Eurodollar Loan disbursed hereunder, 4.875% per annum and (iii) with respect to any ABR Loan, (A) prior to the Amendment Effective Date, 3.00% per annum and (B) on such date and thereafter, 2.875% per annum.

                           "Interest Payment Date" means each April 30 and 1 October 31, beginning with October 31, 2001, or in the case of Loans outstanding on the date hereof disbursed under the Original Credit Agreement, April 30, 2001 (or, if any such date is not a Business Day, the immediately preceding Business Day) and, with respect to each Loan, the final date on which principal is payable with respect to such Loan in accordance with the terms of thus Agreement.

                           "Interest Period" means, with respect to any Borrowing, the period commencing on (i) in the case of the initial Interest Period for any Loan disbursed hereunder, the date of such Borrowing, (ii) in the case of any Interest Period in effect as of the date of the Amended and Restated Credit Agreement, October 31, 2000, or (iii) in the case of any subsequent Interest Period, the date immediately succeeding the Interest Payment Date for the immediately preceding Interest Period, and ending on (i) in the case of the initial Interest Period for any Loan disbursed hereunder, October 31, 2001, (ii) in the case of any Interest Period in effect as of the date of the Amended and Restated Credit Agreement, April 30, 2001, or (iii) in the case of any subsequent Interest Period, the next succeeding Interest Payment Date; provided, that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding

                           Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, and (c) notwithstanding the foregoing, if any Interest Period would otherwise end after the Maturity Date, such Interest Period shall end on the Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent continuation of such Borrowing.

                           "LIBO Rate" means, with respect to any Borrowing for any Interest Period (or for any Default Interest Period for any overdue principal of or interest on any Loan or any other overdue amount under this Agreement or any other Loan Document), the rate appearing on Page 3750 of the Dow Jones Markets Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service, providing rate quotations comparable to those currently provided on such page of such Service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period (or Default Interest Period), as the rate for dollar deposits with a maturity comparable to such Interest Period (or Default Interest Period). In the event that such rate is not available at such time for any reason, then the LIBO Rate with respect to such Borrowing for such Interest Period (or Default Interest Period) shall be the arithmetic average of the rates (rounded upwards, if necessary, to the next 1/16 of 1%) at which dollar deposits in an amount comparable to the amount of such Borrowing and for a maturity comparable to such Interest Period (or Default Interest Period) are offered by the principal London office of the respective Reference Banks in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period (or Default Interest Period). If any Reference Bank does not timely furnish the information required for determination of any LIBO Rate, the Administrative Agent shall determine such LIBO Rate on the basis of the information timely furnished by the remaining Reference Banks.

                           "Loan Documents" means, collectively, this Agreement, all promissory notes executed pursuant to the terms hereof, the Security Documents and the fee letter described in Section 2.08(a).

                  (b) The following definitions shall be inserted in Section
1.01 in their respective alphabetical order:

                           "Equipment Pledge Agreement" means the equipment pledge agreement substantially in the form of Exhibit F, executed by the Borrower in favor of the Collateral Agent.

                           "Security Documents" means, collectively, the Mortgage Deed and the Equipment Pledge Agreement.

                  (c) Clause (iv) of Section 3.03 is replaced in its entirety as follows:

                           "(iv) except for the Liens created by the Security Documents, will not result in the creation or imposition of any Lien on any asset of the Borrower."

                  (d) Section 3.19 thereof is replaced in its entirety as follows:

                           "SECTION 3.19. Security Interests. Upon (i) the execution and delivery of each Security Document by the Borrower and (ii) the completion of any filings and recordings required to be filed or recorded pursuant to Section 5.17, the security interests created for the benefit of the Collateral Agent will constitute valid and perfected security interests in the property that is stated to be subject to the Security Documents, subject to no other Liens whatsoever, except for the Liens created thereby and Permitted Encumbrances."

                  (e) Paragraph (d) of Section 4.02 thereof is replaced in its entirety as follows:

                           "Documents. Each of the following agreements, duly executed and delivered by the parties thereto: this Agreement, the Equipment Pledge Agreement and the Political Risk Insurance Agreement."

                  (f) Paragraph (i) of Section 4.02 thereof is replaced in its entirety as follows:

                           "Fees and Expenses. The Borrower shall have made satisfactory arrangements for the payment on the Disbursement Date of all costs, fees (including documentation fees) and out-of-pocket expenses (including, without limitation, reasonable legal fees and expenses) of the Lender, Arrangers, and the Administrative Agent with respect to the negotiation and drafting of the credit documentation and other compensation payable pursuant to the terms hereof."

                  (g) Section 5.16 is replaced in its entirety as follows:

                           "SECTION 5.16.   Further Assurances.

                           (a) The Borrower at its cost shall take all actions necessary or reasonably requested by the Collateral Agent to maintain the Security Documents in full force and effect and enforceable in accordance with their terms, including (i) making filings and recordations, (ii) making payments of fees and other charges, (iii) issuing, and if necessary, filing or recording supplemental documentation, including continuation statements, (iv) discharging all claims or other Liens, other than Permitted Encumbrances, adversely affecting the rights of the Collateral Agent in the collateral subject to such Security Documents, (v) publishing or otherwise delivering notice to third parties and (vi) depositing title documents.

                           (b) On each anniversary of the Disbursement Date and from time to time at the Borrower's option, the Borrower shall obtain an appraisal, such appraisal to be reasonably satisfactory to the Collateral Agent, of the property that is stated to be subject to the Security Documents (the "Collateral") and shall either: (i) in the event that the Collateral has a fair market value in excess of R$14,000,000, request a release from the Collateral Agent, and the Collateral Agent shall so release, property whose fair market value equals such excess or (ii) in the event that the Collateral has a fair market value less than R$14,000,000, deliver to the Collateral Agent an amendment to such Security Documents such that the Collateral to be subject to the Security Documents as so amended has a fair market value of at least R$14,000,000."

                  (h) Section 5.17 is replaced in its entirety as follows:

                           "SECTION 5.17. Security Documents. The Borrower shall
                           (i) on or prior to the day that is twenty (20) days after the Disbursement Date, register the Mortgage Deed with the respective competent real estate registry office and perform any other action required in the judgment of the Collateral Agent in order to perfect the first priority security interests created by the Mortgage Deed, (ii) on or prior to the day that is twenty (20) days after the execution thereof, register the Equipment Pledge Agreement with the respective

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
                           competent registry of titles and deeds and perform any other action required in the judgment of the Collateral Agent in order to perfect the first priority security interests created by the Equipment Pledge Agreement; (iii) promptly after such registrations, provide notice to the Collateral Agent satisfactory to it of such registrations and (iv) pay all recording and other fees, taxes and expenses related to such registrations."

                  (i) Section 8.01 (b) is amended by replacing the words "Mortgage Deed" with the words "Security Documents".

                  (j) A new Exhibit F - Form of Equipment Pledge Agreement shall be inserted after Exhibit E in the form of Annex 1 hereto.

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

                  The Borrower represents and warrants as of the date hereof that:

                  SECTION 3.01. Organization Powers. The Borrower is a corporation duly organized, and validly existing under the laws of Brazil. The execution, delivery and performance of this Amendment are within the Borrower's corporate powers, have been duly authorized by all necessary corporate action, and do not (i) contravene its charter, by-laws or other organizational documents of the Borrower or any order of any Brazilian Governmental Authority applicable to the Borrower, (ii) violate any law or regulation (including regulations of the Central Bank) applicable to the Borrower, (iii) violate or result in a default under any indenture, agreement or other instrument binding upon the Borrower or its assets, or give rise to a right thereunder to require any payment to be made by the Borrower or (iv) except for the Liens created by the Security Agreements, result in the creation or imposition of any Lien on any of its assets.

                  SECTION 3.02. Authorization, Enforceability. No authorization or approval, or other action by, and no notice to or filing with, any Brazilian Governmental Authority or any other third party is required to be obtained by the Borrower for the due execution, delivery, or performance by it of this Amendment. This Amendment has been duly executed and delivered by the Borrower and constitutes the legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, except as may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and (ii) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

                                   ARTICLE IV
                                  MISCELLANEOUS

                  SECTION 4.01. Credit Agreement Unchanged. Except to the extent expressly amended hereby, the Credit Agreement shall remain unchanged and in full force and effect.

                  SECTION 4.02. Entire Agreement. This Amendment constitutes the entire agreement of the parties hereto with respect to the aforementioned subject matter and shall supersede all prior agreements and understandings with respect to the aforesaid subject matter.

                  SECTION 4.03. Incorporation by Reference. The terms and provisions of Sections 9.01, 9.02, 9.03, 9.06, 9.07, 9.09, 9.10, 9.11 and 9.14
of the Credit Agreement are incorporated herein as if set forth herein, mutatis mutandis.

                  SECTION 4.04. Borrowing Request. For the avoidance of doubt, the parties hereto agree that a Borrowing Request may be delivered pursuant to
Section 2.03 of the Credit Agreement prior to Amendment Effective Date, provided however, that if the conditions to such Amendment Effective Date specified in
Section 4.02 are not fulfilled and the Lenders have not made a Loan to the Borrower in the amount of $50,000,000 during the

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
Additional Commitment Period, then Section 2.12 of the Original Credit Agreement shall apply to such Borrowing Request as if such Borrowing Request had been made pursuant to such Original Credit Agreement.

          NOTA DO TRADUTOR: Seguem tres paginas, todas numeradas de 6.


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                  IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                 TELEMIG CELULAR S.A.

                                 By       ______________________________________
                                          Name:    Signed by Antonio Jose
                                                   Ribeiro dos Santos
                                          Title:   President

                                 By       ______________________________________
                                          Name:    Signed by Luiz Gonzaga Leal
                                          Title:

                                 EXPORT DEVELOPMENT CORPORATION,
                                          as Lender

                                 By:      ______________________________________
                                          Name:
                                          Title:

                                 By:      ______________________________________
                                          Name:
                                          Title:


                                 ABN AMRO BANK N.V., as Administrative Agent

                                 By:      ______________________________________
                                          Name:
                                          Title:

                  IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                 TELEMIG CELULAR S.A.

                                 By:      ___________________________________
                                          Name:
                                          Title:

                                 By:      ___________________________________
                                          Name:
                                          Title:


                                 EXPORT DEVELOPMENT CORPORATION,
                                          as Lender

                                 By:      Signed by Howard Clysdale
                                          Name:
                                          Title:   Financial Services Manager

                                 By:      Signed by James Sparrow
                                          Name:
                                          Title:   Financial Services Manager


                                 ABN AMRO BANK N.V., as Administrative Agent

                                 By:      ___________________________________
                                          Name:
                                          Title:

         IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.
                                 TELEMIG CELULAR S.A.

                                 By:      ______________________________________
                                          Name:
                                          Title:

                                 By:      ______________________________________
                                          Name:
                                          Title:


                                 EXPORT DEVELOPMENT CORPORATION,
                                          as Lender

                                 By:      ______________________________________
                                          Name:
                                          Title:

                                 By:      ______________________________________
                                          Name:
                                          Title:


                                 ABN AMRO BANK N.V., as Administrative Agent

                                 By:      Signed
                                          Name: Boris Espinoza
                                          Title: Assistant Vice President

                                 By:      Signed
                                          Name: Oscar Herrera
                                          Title:  Assistant Vice President

                                     Annex 1
                                    EXHIBIT F


                      [FORM OF EQUIPMENT PLEDGE AGREEMENT]


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